As filed with the Securities and Exchange Commission on October 30, 2014
File No. 000-51255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A
Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

EZTRADER, INC.
(Exact name of registrant as specified in its charter)

Nevada	98-0374121
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012
(972)-73-705-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shimon Citron, Chief Executive Officer
6 Yehezkel Koifman Street,
Tel-Aviv, Israel 68012
(972)-73-705-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Oded Har-Even, Esq.
Howard E. Berkenblit, Esq.
Zysman, Aharoni, Gayer and Sullivan & Worcester LLP
1633 Broadway
New York, New York 10019
212-660-5002

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.001 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐(Do not check if a smaller reporting company)	Smaller reporting company	☒

Table of Contents

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EXPLANATORY NOTE

This Registration Statement on Form 10 is being filed by EZTrader Inc., formerly known as Win Global Markets, Inc., in order to register its common stock, par value $0.001 per share, voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934 as amended (the “Exchange Act”). Unless otherwise noted or indicated by the context, the terms “EZTrader”, “the Company,” “we,” “us” and “our” refer to EZTrader Inc., together with its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this Registration Statement on Form 10 that are not historical facts are “forward-looking statements”.  Our business and operations are subject to substantial risks, which increase the uncertainty described in the forward-looking statements contained in this Registration Statement on Form 10. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as “believes,” “intends,” “plan,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, our statements regarding the potential growth of our markets and business outlook are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, our future growth being dependent upon the success of our business activity in the field of binary options and other factors, including future financings, and general economic conditions and regulatory developments, not within our control. The factors discussed herein, including those risks described in Item 1A, could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this filing, and, except as required by law, we undertake no obligation to update such forward-looking statements to reflect subsequent events or circumstances. Readers are also urged to carefully review and consider the various disclosures we have made in this Registration Statement on Form 10.

Item 1.    Business.

Overview

We are engaged in the business of offering online trading of binary options. We conduct our operations and business with and through our wholly owned subsidiaries: (a) Win Global Markets Inc. (Israel) Ltd., an Israeli company and (b) WGM Services Ltd., a company registered in Cyprus ("WGM"). Trading is being offered by WGM on http://www.eztrader.com, http://www.globaloption.com, and http://www.ezinvest.com. Information contained on, or that can be accessed through, our websites does not constitute a part of this Registration Statement on Form 10, and we have included our website addresses in this Registration Statement on Form 10 solely as inactive textual references. We will post on our websites any materials required to be so posted on such websites under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the Securities and Exchange Commission (“SEC”), and any notices of general meetings of our shareholder.

We have developed and currently operate an online trading platform for retail customers to trade a wide range of binary options internationally with more than 100 different assets including indices, international stocks, commodities and currency pairs (“Trading Platform”).

The Trading Platform enables retail customers to trade binary options in more than 30 countries. It is accessible from multiple operating systems (Windows, smartphones (iOS and Android) and tablets) and the internet. The Trading Platform has been self-developed and is proprietary. The Trading Platform has been designed to be as intuitive and as easy to use as possible. The Trading Platform has been localized into eleven languages. We believe that our emphasis on technology, together with targeted online marketing strategy, has helped to differentiate us from our competitors.

In June 2013, the Cyprus Securities and Exchange Commission (“CYSEC”) authorized us to freely provide our services in all European Union (“EU”) member states where CYSEC has informed each country competent authority. As a result we now operate in Austria, Belgium, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Italy, Ireland, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovak Republic, Slovenia, Spain, Sweden and the United Kingdom. To comply with United States federal securities laws and U.S. Commodity Futures Trading Commission (“CFTC”) regulations, we block U.S. persons from using our Trading Platform. We also block Canadian persons from using our Trading Platform. We utilize geo-targeting, which is the method of determining the country of the website visitor based on his or her address. Even if the website visitor uses a virtual private network or some other method of Internet Protocol which will prevent us from correctly identifying his or her country, we have a second layer of security, in the form of credit card/bank account identification and proof of address such as a current utility bill, and copies of a passport from each potential user to further ensure that he or she does not reside in the United States.

Once a potential customer is identified as a U.S. person based on the methods described above, our trading platform automatically blocks this potential customer from using our website.

We conduct our operations from two offices which are located in Nicosia, Cyprus and Tel-Aviv, Israel. Currently we have 102 full time employees. We manage risk in a number of ways, in particular by limiting financial exposure to any individual customer to a relatively low level as well as limiting exposure to any individual asset. We generate our revenues principally from the margin between winning customers and losing customers. We do not charge customers a commission on trades.

Our company was incorporated under the laws of the State of Nevada on April 23, 2002. Effective as of July 14, 2014, we changed our name from Win Global Markets Inc. to EZTrader, Inc. Our shares were registered under the Exchange Act from December 24, 2002 until August 26, 2013. On August 26, 2013, we filed a Form 15 with the SEC to voluntarily deregister our common stock and suspend our reporting obligations under the Exchange Act.  We are now filing this Registration Statement on Form 10 in order to re-register our shares of common stock with the SEC and resume our reporting obligations under the Exchange Act.

Historically, we have been engaged in the business of offering technology servicing the interactive gaming industry for regulated markets, mainly through third parties. In November 2009, following sales of our assets, we changed our business model and in March 2010 launched our binary options business. On June 5, 2011, as further discussed below, our subsidiary, WGM completed the acquisition of proprietary software, customer database and all rights related thereto, including the domain name www.eztrader.com, from Venice Technologies Ltd., an Israeli corporation, which platform features online trading of binary options.

Our Current Business

The Binary Options Market

A binary option is a type of option where the payoff is straightforward – it pays back either some fixed amount of a trade or nothing at all. The two main types of binary options are the cash-or-nothing binary option and the asset-or-nothing binary option. The cash-or-nothing binary option pays some fixed amount of cash if the option expires “in-the-money” while the asset-or-nothing pays the value of the underlying security. Thus, the options are binary in nature because there are only two possible outcomes. They are also called all-or-nothing options, digital options and Fixed Return Options (“FROs”).

A binary option is an option with a predetermined expiration time. At the expiration of the option period the customer either wins or loses. There is no automatic exercise feature since the options are of binary nature and the customer does not end up with a position in the underlying asset.

Once a customer enters into a contract neither we nor the customer can change the contract.

Binary Options – featured by online providers

Unlike “regular” options that are offered by different exchanges and which are contracts where the customer pays for the right to buy or sell an underlying asset at a given price, an online binary option is a contract where the customer pays for the right to receive a fixed return in case the price of the underlying asset ends up higher or lower than the strike price.

In addition, unlike traditional stock-exchange-offered binary options that pay a fixed amount or nothing only if the option expires in-the-money, online binary options entitle the customer to gain a fixed return, in addition to his transaction amount (usually around 75%) if his prediction, either for a higher or lower strike price, has been achieved at the expiration of the underlying asset. If the customer’s prediction is not fulfilled, he loses between 85%-90% of his investment. The difference between what we receive when customers lose and what we pay out to the customers when they win, constitutes our revenue. For example, if a purchase is made at 10:15 AM of a binary call option on XYZ Corp.’s stock, struck at $100 with a binary payoff of 75%, then, if at the expiry time of 11:00 AM the stock is trading above $100, $175 is paid by us back to the customer. If its stock is trading below $100, only $10 is paid by us to the customer and we generate revenue of $90.

Any customer has to have his own personal account with us in order to use our Trading Platform. Once a customer enters into his/her account, and wants to invest in an option the customer is made aware of the payout and loss ratio prior to entering into a contract. These ratios are always fixed prior to the opening of a contract with a customer and determined based on the risk of the underlying asset at the time that we make the asset available for trading.

Online binary options usually carry an expiration date, or time, of once every hour, end of business day, depending on the specific chosen expiration period.

Online Binary Options Market

The online financial trading industry is competitive and evolving. As an international provider of binary options, we compete primarily against businesses like AnyOption.com and 24Option.com.

There are a number of websites competing in other online trading mediums, such as trading in pairs of foreign currencies, commodities, equities and indexes.

Different Types of Binary Options

Binary options are simple put or call options conditioned only by the price and the expiration date. They refer to conditional scenarios that if they come true, either validate or invalidate the option. The customer knows ahead of his investment the amount of the desired payout he will get if his conditional scenario proves to be right or his loss if his conditional scenario proves to be wrong.

Binary Options Websites

We offer customers, mainly from European markets, the ability to trade on options through www.ezrader.com and www.globaloption.com. Approximately 93% of our revenues is derived from the European market. We do not offer our services to customers from the United States, Canada, Japan, Turkey and certain other South East Asian countries. We utilize geo-targeting, which is the method of determining the geolocation of a website visitor based on his or her location, such as country, region/state, city, metro code/zip code, Internet Protocol address, or Internet Service Provider. Once a potential customer is identified a U.S. person based on the geo-targeting method described above our trading platform automatically blocks this potential customer from using our website. In addition, as part of the required documentation, we obtain proof of address such as a current utility bill, copies of a passport and credit card from each potential user to further ensure that he or she does not reside in the United States.

There can, however, be no assurance that we will in every instance be successful at filtering out customer applications received from persons located in the United States. It is also possible for existing customers to access the Trading Platform from the United States if they physically move to the United States. Further, although our website is blocked to persons in the United States, and we have systems in place designed to prevent a customer application from the United States being accepted, such systems are subject to human and technological error, and fraud on the part of a customer. If a customer in the United States were to open an account on the Trading Platform, this could subject us to legal and/or regulatory action and/or liability in the United States. There is also a risk that a customer could mask their IP address in order to access the Trading Platform from the United States, which could result in regulatory action being taken against us in the United States.

Specifically, we market our online binary options trading business towards customers who are seeking to realize a profit from their trades within a short period of time. We market to such customers because, in our opinion, our Trading Platform features a novel venue and a simpler and straightforward method for the realization of immediate returns on trades in the global financial markets.

Customers use our binary options platform to choose either a put option or a call option. In either case, if the option expires “in-the-money”, customers receive about 75% return on their trades or lose between 85%-90% of their trades if their option expires “out-of-the-money”. Expirations take place once every sixty seconds, or every hour, or at the end of each day depending on the specific chosen expiration period.

Our trading platform gives a customer the ability to buy or sell options on all of the assets listed on the platform. Prior to making an investment decision, the customer sees the current real time quotes of the particular asset and also sees the predetermined gain or loss ratio for each particular option.

A new customer is directed to a sign up page, where he or she has access to all terms and conditions related to the platform in 13 different languages. On the registration page the customer needs to input certain basic personal information, which is required to open an account. This process is simple and straightforward. Customers have the ability to deposits funds via a direct wire, credit card payment or via alternative payment methods specific to each country. There are no fees associated with opening an account or with executing any option transaction. The minimum initial deposit is $200 for dollar based accounts, 200 euros for euro based accounts and 200 pounds for pound based accounts. All other currency accounts have a minimum initial deposit equivalent of $200 in the particular currency.

In order for customers to start trading, they are required to open an account and provide their exact personal information, a process which is simple and straightforward. Once this phase is complete, customers have an array of methods to make a deposit. They can elect to use their credit card, e-wallet provider or effectuate a bank wire transfer. Credit card and e-wallet deposits are recorded immediately as credits in the customers’ account and they can then proceed to make their trades.

All quotations of current rates and active assets of the different trading exchanges are provided through eSignal and NASDAQ OMX in real time.

Also, customers are provided with a sophisticated back-office tool, enabling monitoring of their entire account activity.

Marketing

We invest significantly in marketing and advertising as we believe that marketing and advertising is critical for increasing number of new customers and active customers which are among the main drivers of revenue growth. We seek to acquire customers through a range of marketing online channels such as media buying, affiliation with marketing partners, Pay Per Click (PPC), Search Engine Optimization (SEO) and social media.

In August 2014, we signed exclusive three year premium partnership agreement with Bayer 04 Leverkusen, a Premier Bundesliga Football Team, pursuant to which we became a sponsor of this team and receive certain rights, including on-line and field display of our logos and the right to use the website addresses of this team for our marketing and advertising purposes.

In September 2014, we signed a sponsorship agreement with VFL Wolfsburg women team, a Premier Bundesliga Football Team which won the European Champions league in the past two years, pursuant to which we became a sponsor and received certain rights, including on-line and field display of our logos and the right to use the website addresses of these teams for our marketing and advertising purposes.

Our marketing strategy is to focus on investing in targeted and cost-effective marketing initiatives, including in both online and off-line media channels, affiliate programs, sponsorships and co-operations with leading consumer manufacturers, which provide us measurable results. The majority of advertising is conducted through online channels such as search engine websites (such as Google, MSN and Yahoo), apps and via the “OPTION AFFILIATES.COM” program, which is an extensive affiliates network with approximately 2,500 affiliates.

Under the media buying channel we seek and maintain local websites that can generate quality traffic source, within the “OPTION AFFILIATES.COM” program.  We maintain a large number of “affiliate” marketing partners, typically operators of one or more websites on which certain products and services are promoted.  We provide our affiliates with a range of marketing materials designed to direct potential customers to the Trading Platform, and affiliates are compensated on a success basis.

OPTIONAFFILIATES.COM, wholly owned by us, allows our partners, such as advertising networks, to get marketing materials for their use and it also allows us to acquire new customers. Customers obtained from a partner will be credited to such partner and if the customer starts trading, then such partner will be entitled to a payment in accordance with a predetermined rate. The basic OPTIONAFFILIATES.COM program offers eligible partners $200 per customer. All other terms of compensation to partners are based on the volume of customers received from each partner. Our program is based on the success of our partners and allows us to work with large agencies and small advertisers.

We have engaged with business intelligence providers in order to measure our marketing results. Business intelligence systems have provided us with full insights on user potential, personal preferences and operative platform to connect with users (via emails, SMS and our call center). We currently work with three different business intelligence companies. All three vendors gather collective information about our users’ activities and operate based on actions within our platform.

One of the vendors is an operational business intelligence company that allows us to segment users per specific criteria and then communicate with these users in the most efficient notification method such as email, customer support SMS or push notifications within the mobile applications.

Another vendor is a business intelligence service company that analyzes our database and segments it for special promotions.

The third vendor is a social engagement platform that allows us to add social elements into the platform.

The collective fees for all three vendors are an immaterial expense to us.

We are able to analyze this data to determine the conversion ratios between the “clicks” on the website and sign-ups for real money accounts. In reviewing this information, we are able to calculate the return on investment and the maximum price per click we are prepared to pay for a particular online marketing campaign, and as a result, to allocate marketing resources effectively.  We believe online awareness of our brand is growing.

Strategy

We intend to grow our customer base further and increase the proportion of customers who trade frequently and for a longer period of time, resulting in an increase in the number of trades executed on the Trading Platform. We intend to do this by increasing brand awareness and business intelligence and attracting more customers in regulated markets, to and retaining more customers on, the Trading Platform. We believe that increased brand awareness with business intelligence will generate greater Average Revenue Per User (“ARPU”) by improving our perception by customers and hence willingness to trade on the Trading Platform with greater frequency and in greater quantum. We believe that increased brand awareness alongside with deep business intelligence has the potential to improve the margin between ARPU and Average User Acquisition Cost (“AUAC”).

We also intend to increase our customer base through entry into new markets. Where appropriate, we will also consider setting up local offices or subsidiaries in such markets and to extend our product and technology offering.

We intend to further update the number of financial assets offered for binary options trading on the Trading Platform. We believe that by adjusting the product portfolio, we will attract more relevant customers to the Trading Platform resulting in a variety of trading activity.

We have extended our trading platform and it is now available on many leading mobile devices. We strongly believe that our ability to deliver the most advanced and reliable mobile platform will enable us to continue to have a leading position in the market place.

Trading Platform

We believe that our success is primarily due to the self-developed proprietary technology supporting the Trading Platform:

(i) Customer interface the Trading Platform

The Trading Platform provides a simple and consistent interface for customers across a number of different devices. It has been designed to be as intuitive and easy to use as possible and provides customers with real-time prices, execution facilities and a multitude of order types. Through these proprietary and user-friendly delivery channels, customers may trade and access their account information online through a number of different mediums, which increases accessibility to, and traffic on, the Trading Platform.

The Trading Platform’s customer interface is designed to interact efficiently, with as little human input as possible. The Trading Platform processes each customer’s trades automatically, updating the “back office” account information in real-time. Real-time position-keeping also allows customers to monitor their open positions and trading activity continuously.

As a result of our self-developed proprietary technology, we pay no external license fees for our core Trading Platform technology. This allows us to operate with internal timeline and allow flexible account management with customers not limited by third party limitations from a platform service provider.

In the year ended December 31, 2013 over 152,000 trades were closed on the Trading Platform (during the first half of 2014 over 319,000 trades). We believe there is significant scope for the Trading Platform to process more trades, without a material increase in development costs. The Trading Platform is designed to accommodate additional instruments and customers easily, with limited modifications and minimal capital expenditure.

(ii) Robust, scalable technology platform and infrastructure

The modular server architecture is designed to maximize trade reliability, speed and network security across our network. In addition, we operate through a number of different scalable servers, so that if one or more should fail, the remaining servers should be in a position to maintain our operations. We believe that our business model is scalable as a result of the level of automation in the Trading Platform.

All quotations of current rates and active assets of the different trading exchanges are provided through NASDAQ OMX, eSignal, EuroNext and Leverate in real-time.

We utilize Leverate as a service provider to obtain real time quotes of all the underlying assets. Leverate has a 24 hour support service to assist with any quotes disputes. We pay a fixed minimum fee per month for all assets provided in the Trading Platform. This expense accounts for less than 1% of our overall expenses.

The network is protected against unauthorized intrusions by firewalls and, to maximize reliability and security, we have developed a backup system in the event the systems are unable to perform. All data held in the network is clustered in a “Storage Area Network” and is automatically backed up every hour with the backups being transported offsite once each week.  To date, we have never experienced an unauthorized intrusion into our network.

While we are responsible for the administration of the Trading Platform, we use a third party hosting service. The third party service provider, which has a Statement on Auditing Standards No. 70 (“SAS70”) accreditation, also provides monitoring services. SAS70 defines the standards an auditor must employ in order to assess the contracted internal controls of a service organization. Service organizations, such as hosted data centers, insurance claims processors and credit processing companies, provide outsourcing services that affect the operation of the contracting enterprise. In the case of a disaster, the third party service provider is responsible for the provision of replacement devices that are ready for deployment.

We believe that as the binary options market continues to experience growth, we have the proprietary technology to grow with it with a view to increasing our market share. In addition, developing the necessary proprietary technology presents high barriers to entry for new entrants into the market due to the time-consuming and capital-intensive software development which is initially required.

Proprietary Intellectual Property

To our knowledge, none of our products or services is subject to any patents, patent applications, trademarks, service marks or registered copyrights. We believe that our products and services, including the Trading Platform, are primarily protected by copyrights, trademark, trade secrets and contract laws in the jurisdictions in which we operate. However, despite our efforts to protect our proprietary rights from unauthorized use or disclosure, our efforts may not be sufficient or successful. It may be possible that some of our innovations may not be protectable. If third parties were to use or otherwise misappropriate our source code, other copyright materials, trademarks, service marks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in costly and distracting litigation to enforce our rights.

We do not currently own any registered copyrights or trademarks.

Customer base

We are a highly customer focused business as both winning and retaining customers is our key strategy. The Trading Platform is only used by retail customers and is not available to institutional traders.

We believe that our business is attractive to customers for several reasons, including, but not limited to, the following:

•	the Trading Platform provides a simple and consistent interface for customers across a number of different devices;

•
we aim to offer competitive dealing options which vary by instrument category; we constantly add new assets to our offerings which also include new listings. In addition, we accommodate customers’ requests to add certain new assets;

•	we offer binary options linked to a broad range of underlying instruments, including indices, international stocks, commodities and currency pairs; and

•	our strategy involves offering bonuses which are designed to attract new customers and encourage existing customers to trade with real-money on the Trading Platform.

Industry background and markets

We believe that customers are being attracted to Binary Option trading due to the range of underlying financial instruments, high payout offering and the ability to gain exposure to such instruments with a relatively low capital requirement.

We believe that, internationally, there is an increased acceptance of binary options both as a viable investment and as a product which offers a simple ability to trade. We believe that, going forward, customers will favor regulated online trading providers with a global reach and, accordingly, we continue to enhance and develop our existing Trading Platform and seek to anticipate market trends and customers’ expectations.

The online financial trading industry is competitive and evolving. As an international provider of binary options, we compete primarily against businesses like AnyOption.com, 24Option.com.

We believe we have several key competitive advantages in our marketplace including, but not limited to:

•	no commission on trades;

•	a technology platform which is not reliant on third party software;

•	a simple offering consisting of only binary options across four underlying asset classes;

•	a user-friendly Trading Platform which allows the users to handle his trades in a very simple way; and

•	a state of the art Trading Platform application for mobile devices.

We have a special department that constantly monitors users' reviews, blogs, forums and articles and provides official responses to all questions, feedbacks and complaints together with the assistance of our support department. On a daily basis, we monitor reviews of other binary options providers in order to insure that we maintain the highest quality of service. This department invites customers to post their opinions by opening EZTrader support channel threads in binary options forums. We also retain contact with our customers through social media platforms. All of these services are being provided in multiple languages.

Internationally diversified revenue model

We have internationally diversified revenue streams. In the year ended December 31, 2013 and in the six month period ended June 30, 2014, revenues deriving from customers based in the European Economic Area, which unites the EU Member States and Iceland, Liechtenstein, and Norway, (“EEA”) represented 64.8% and 93.4% of our revenue, respectively. The remainders of our revenues are derived from Singapore, Austria, Russia and South Africa. However, none of these markets represents a material share of our revenues.

Trading and Customer limits

Trading limits

The technology developed by us incorporates real-time financial risk limitation systems with certain hedging and trading limit triggers.

Customer limits

Monetary limits placed on customers are: (a) exposure to any single instrument; (b) aggregate open positions as a whole; and (c) aggregate deposit amounts. Customer limits are determined with reference to, among other things, a customer’s credit score, trading history, and location and other due diligence results.

The limits placed on individual customers mitigate the risk that we become reliant on any single customer or small group of customers for our revenue and also mean that we have no significant exposure to the trading positions of any such customers.

When these limits are reached the Trading Platform automatically ceases to accept trades from the relevant individual until such time as exposure level falls below the relevant threshold(s).

We apply a limit on transactions as follows: $250 for short term option that expires within 120 seconds, $5,000 limit on options that expire within one 1 hour and $10,000 limit for options that expire after 24 hours.

We do not have different limits for different type of customers.

We assess the risk for all open options that expire past the 1 hour limit for each specific asset. If the exposure on any one asset exceeds five percent of our daily trading volume, then we stop offering any further trading on such asset. We have the ability to stop offering binary options on any asset at any given time. Once the open positions for any particular asset are above 5% of our overall trading volume then we stop making that asset available.

Current trading and future prospects

We believe that we provide substantial opportunity based around the delivery of a binary option Trading Platform to retail customers in a growing international binary option market. We believe that an increasing awareness and willingness for customers around the world to trade derivative products such as Binary Options will offer us potential growth.

In July 2014, we initiated the process of obtaining a Futures Commodities Merchant (“FCM”) license in the United States which may enable us to operate in the United States in compliance with applicable regulations, including provisions of our service through North American Derivatives Exchange ("NADEX").

We are currently in negotiations with NADEX, which is a regulated U.S. exchange, designated by the CFTC.

Trading in binary options in the United States is allowed as long as the binary options are listed on a proper U.S. exchange and the companies which offer them, are properly registered and regulated to offer these types of contracts to residents of the United States.

Government Regulation

U.S. Regulation of Online Binary Options

We are not aware of any clear definitive ruling that finds that online transactions involving binary options are not permitted under U.S. federal laws. However, in an investor alert, the SEC took the position that “if the terms of a binary option contract provide for a specified return based on the price of a company’s securities,” the binary option contract is a security and must be registered. To comply with CFTC and SEC regulations, we block U.S. persons from using our Trading Platform. We also block Canadian persons from using our Trading Platform.

The SEC filed a civil injunctive action on June 5, 2013, in the United States District Court for the District of Nevada against Banc de Binary Ltd. (“Banc de Binary”). The SEC alleged that the binary options sold by Banc de Binary were securities and that Banc de Binary had violated federal securities laws by offering and selling the binary options to investors across the United States without first registering them as securities. The SEC also alleged that Banc de Binary had been acting as a broker when offering and selling the binary options but had failed to register with the SEC as a broker as required under U.S. laws. The CFTC filed a parallel civil injunctive action against Banc de Binary in the District of Nevada on the same date, alleging that Banc de Binary offered and sold commodity options to U.S. customers in violation of the Commodity Exchange Act and CFTC Regulations. The CFTC action further alleged that Banc de Binary operated as an unregistered futures commission merchant in violation of the Commodity Exchange Act and CFTC Regulations.

In July 2014 we started the process of obtaining a FCM license in the United States which may enable us to operate in the United States in compliance with applicable regulations.

Non-U.S. Regulation of Online Binary Options

According to the consolidation of the Law 144(I)/2007 of October 26, 2007, Law 106(I) 2009 of October 23, 2009, Law 141(I) of October 26, 2012 and Law 154(I) of November 9, 2012, which regulate the provision of investment services, the exercise of investment activities, the operation of regulated markets and other related matters, we may provide investment services on a professional basis in all European Member States only if we have received prior authorization from the CYSEC. A market operator may operate a Multilateral Trading Facility (MTF) under the condition that the CYSEC ascertains in advance its compliance with the Law 144(I)/2007.

We were granted authorization by CYSEC on June 14, 2013 to operate as a Cyprus Investment Firm (“CIF”) and completed the pass porting certification which allows us to freely trade in all  of the 30 countries in the European market. CYSEC had announced on May 3, 2012,  that binary options will be included in the trading activity within the scope of the Law 144(I)/2007. The CYSEC has defined binary options as financial instruments. Accordingly, all entities which offer investments services related to binary options, were obliged to submit an application for a license to operate as CIF.

A company will not be authorized to operate as CIF if CYSEC is not fully satisfied that such company complies with all the requirements stated in Markets in Financial Instruments Directive 2004/39/EC (“MiFID”) and the directives issued pursuant to MiFID. The CIF authorization is valid in all member states and allows CIF to provide the services or/and perform the activities for which it has been authorized, in all the member states, either through the establishment of a branch or the free provision of services or performance of activities. The CIF authorization states the name of the CIF, the number and the date of issue of the authorization, the investment and ancillary services it is allowed to provide, the investment activities it is allowed to perform, as well as any other details the CYSEC considers necessary.

After approval to operate as such, a CIF has to ensure that it complies with the Law 144(I)/2007 along with other CYSEC rules and regulations.

Each country in which we offer our online binary options may have local specific regulations. We intend to comply with such regulations and rules and will obtain any relevant licenses or regulatory approvals in any territory as we may be required to operate our online binary options business.

We have an office located at 11Vizantiou Street, Office 401, 2064 Strovolos, Nicosia, Cyprus  and have obtained authorization to provide investment and ancillary services from CYSEC as per sections 6(6) and 22 of the CYSEC Market Law on June 14, 2013 with authorization number 203/13. Under section 79 of the CYSEC Market Law, an investment firm regulated by a commission must obtain approval for freedom to provide investment and ancillary services in another EU member state; we, using the trading name “EZTrader”, have obtained approval from CYSEC for free provision of services in all EU Member states on March 31, 2014.

Our retail users are classified as “consumers” under the Unfair Contract Terms Act 1977 and Unfair Terms in Consumer Contracts Regulations (“UTCCR”). We are required to comply with Cyprus consumer protection laws such as the Unfair Contract Terms Act 1977 and UTCCR, breach of which could result in us being subject to regulatory sanctions, receiving customer complaints and claims for losses, and not being able to enforce contracts against our customers. Similar consumer protection laws in other jurisdictions could have the same result.

WGM must comply with the pan-European regime established by the Markets in Financial Instruments Directive 2004/39/EC (“MiFID”), which became effective on November 1, 2007, and regulates the provision of investment services and activities throughout the EEA.

We are in advanced negotiation stages to provide our services through NADEX which is a regulated U.S. exchange, designated by the CFTC, and is accepting residents of the United States, U.S. territories, Canada and Mexico as members.

In addition, in order to work with NADEX we are required to obtain an FCM license and to comply with the FCM requirements listed below:

•	Be registered with the CFTC as a FCM, a member of the National Futures Association, and registered as ‘swap firm approved’.

•	Be subject to Designated Self-Regulatory Organization (“DSRO”) oversight.

•	Be validly organized, and in good standing, in the United States.

•	Have an account(s) with a U.S. financial institution designated as a settlement bank by NADEX.

•	Make an initial deposit of at least $100,000 into our FCM member cleared swaps customer account for excess collateral with NADEX.

•
Designate at least one officer who is responsible for supervising all activities of our employees relating to transactions effected on NADEX or subject to NADEX Rules and provide any information NADEX may request regarding such officer.

•	Agree to be bound by NADEX’s Rules.

We intend to obtain the FCM license once a final agreement is reached with NADEX.

Key Strengths

 We believe that we have a number of attributes which, collectively, differentiate us in the market in which we operate, including, but not limited to:

•     fully regulated within EU as a market maker;

•     strong brand recognition;

•     a user-friendly and reliable Trading Platform that is consistent across multiple operating systems and devices;

●     a state of the art Trading Platform application for mobile devices;

•     a focus on online marketing to drive customer acquisition;

•     a financial risk limitation model;

•     a broad range of assets traded by binary options;

•     a scalable business model; and

•     a focus on offering retail (rather than institutional) customers the ability to trade in binary options.

Competition

We believe that the online binary options industry is young but rapidly growing. Today, there are still only a small number of websites that feature trading on binary options, some of which have similar product offerings to ours. Such websites include www.anyoption.com, and www.24option.com.

Item 1A.    Risk Factors

Our business involves a high degree of risk, and our securities are highly speculative. Potential investors should carefully consider the risks and uncertainties described below and the other information in this Registration Statement  on Form 10 before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition, and results of operations could be materially and adversely affected. This could cause the trading price of our common stock to decline, with the loss of part or all of an investment in our common stock. The following risk factors are not the only risk factors we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, prospects, financial condition and results of operations.

Risks Related to Our Financial Condition and Capital Requirements

We may need to raise additional capital to fund our ongoing operations and growth.

The amount of our future capital requirements depends primarily on the rate at which we increase our revenues and correspondingly decrease our use of cash to fund operations. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully market our products and services and the degree to which competitive products and services are introduced to the market. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our financial resources and seek additional capital through equity and/or debt financing. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our Company held by existing stockholders will be reduced and those stockholders may experience some dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.

There is no assurance that profitable operations can be sustained.

As of June 30, 2014, we had an accumulated deficit of $27.1 million. We expect to incur substantial costs that may not be offset by increased revenues. These costs include the following: hiring new staff and investing in marketing of our binary options business.

Although we achieved a substantial increase in operating revenues, our operating results are likely to be difficult to predict and are likely to fluctuate substantially.

Our operating results are likely to fluctuate significantly due to a variety of factors, many of which are outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

•	technical difficulties with respect to the use of our binary options platform; and

•	adverse regulatory developments in the business of binary options.

We have financed our operations primarily through the sale of equity securities.

We may need to continue to finance our operations with the sale of equity securities. If we do so, our stockholders will experience dilution to their percentage interest in us, which may be substantial, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our shares of common stock. If we are unable to obtain future financing by way of the issuance of convertible debt, the sale of equity securities, we may have to substantially curtail or cease operations or find a merger partner on terms which, if available at all, may be unfavorable.

Regulatory Risks

We are subject to regulatory capital requirements under the laws of Cyprus and failure to meet the requirements could have a material adverse effect on our business, financial condition and results of operations.

We are regulated under CYSEC Market Law, which requires us to meet the capital adequacy tests as per section 67 of the CYSEC Market Law, where a CIF must have its own funds which are at all times more than or equal to the sum of its capital requirements.

Currently, we are required to submit capital adequacy reports on a monthly basis. CYSEC as per section 72 of the CYSEC Market Law considers that a CIF must make certain public disclosures in an information report and submit to the CYSEC all information relating to its capital adequacy. We are required to maintain a minimum net capital of EURO 1,000,000. Failure to implement the recommendations of the CYSEC’s individual capital guidance could lead to enforcement action being taken against WGM and its officers and directors.  Since we obtained our license to operate as a CIF from CYSEC, we have been in compliance with all the CYSEC’s requirements.

Furthermore, section 74 of the CYSEC Market Law states that if a CIF violates the provisions of Part VIII of the CYSEC Market Law in regards to capital adequacy, the CYSEC may, judging at its absolute discretion the seriousness of the infringement, set for the CIF a deadline for compliance, impose administrative fine upon the CIF, and may consider proceeding with the withdrawal or suspension of the CIF authorization.

The minimum capital requirements to which WGM is subject may affect our ability to distribute profits which we would otherwise be permitted to distribute. In addition, any changes to the regulatory capital requirements in any of the jurisdictions in which WGM operates could restrict the pace of our expansion or affect the balance of the products we are able to offer and/or the jurisdictions in which we are allowed to offer them.

Any such change in our regulatory capital requirements could have a material adverse effect on our business, financial condition and results of operations.

Government regulation could require us to register our business or otherwise effect our operations.

In an investor alert, the SEC took the position that “if the terms of a binary option contract provide for a specified return based on the price of a company’s securities,” the binary option contract is a security and must be registered. To comply with CFTC and SEC regulations, we block U.S. persons from using our Trading Platform. We also block Canadian persons from using our Trading Platform. Nonetheless, there remains a risk that a contrary result could be reached in any such jurisdictions and we could be required to register our activities with some or all such jurisdictions, face penalties or sanctions and/or otherwise have our operations negatively affected. The SEC filed a civil injunctive action on June 5, 2013, in the United States District Court for the District of Nevada against Banc de Binary. The SEC alleged that the binary options sold by Banc de Binary were securities and that Banc de Binary had violated federal securities laws by offering and selling the binary options to investors across the United States without first registering them as securities. The SEC also alleged that Banc de Binary had been acting as a broker when offering and selling the binary options but had failed to register with the SEC as a broker as required under U.S. laws. The CFTC filed a parallel civil injunctive action against Banc de Binary in the District of Nevada on the same date, alleging that Banc de Binary offered and sold commodity options to U.S. customers in violation of the Commodity Exchange Act and CFTC Regulations. The CFTC action further alleged that Banc de Binary operated as an unregistered futures commission merchant in violation of the Commodity Exchange Act and CFTC Regulations.

We could fail at filtering out customer applications received from persons located in the United States.

There can be no assurance that we will in every instance be successful at filtering out customer applications received from persons located in the United States. It is also possible for existing customers to access the Trading Platform from the United States if they physically move to the United States. Further, although our website is blocked to persons in the United States, and we have systems in place designed to prevent a customer application from the United States being accepted, such systems are subject to human and technological error, and fraud on the part of a customer. If a customer in the United States were to open an account on the Trading Platform, this could subject us to legal and/or regulatory action and/or liability in the United States. There is also a risk that a customer could mask their IP address in order to access the Trading Platform from the United States, which could result in regulatory action being taken against us in the United States.

Withdrawal or amendment of regulatory authorizations or non-compliance with, or changes to, the legal or regulatory framework in which we operate may have a significant adverse effect on our business and operations.

Withdrawal or amendment of regulatory authorizations in respect of all or part of the business carried on by us or in respect of the fitness and propriety of one or more individuals to perform their current roles (including any of our directors) might oblige us to cease conducting a particular type of business or modify the manner in which it is conducted. In particular, if our Cyprus CYSEC authorization were to be withdrawn, we would be unable to operate our business throughout the EEA – such jurisdictions contributed 64.8% and 21.6% of our revenue for the financial period ended December 31, 2013 and 2012, respectively. In addition, where authorization of a particular individual has been removed, this would result in the need to allocate to different individuals responsibility for the part of the business which had been that individual’s responsibility.

Failure to obtain prior regulatory authorization in a jurisdiction where we have operated or the refusal of a regulator to grant that authorization in a jurisdiction where we may wish to operate could prevent us from maintaining or expanding our business. We have never been refused any license which we have applied for.

Further, changes to laws or regulations, including the enactment of new requirements in relation to regulatory authorization, financial promotions, the use of third party affiliates, taxation, the internet or e-commerce (or a change in the application or interpretation of existing regulations or laws by regulators or other authorities), in any jurisdiction in which we currently carry on business might oblige us to cease conducting business, or modify the manner in which we conduct business, in that jurisdiction. Such changes could also have a material adverse effect on our business, financial condition and operating results and/or subject us or our directors, officers, or customers to additional taxation or civil, criminal, regulatory or other action.

For example, it is envisaged that the CYSEC will take a more proactive and interventionist approach than its predecessor, the Financial Services Authority, in regulating the conduct of business of investment firms such as WGM. The recent reform of the UK regulatory regime may also lead to changes to conduct of business regulation. In particular, the CYSEC has product intervention powers which include the power to ban products and services and it can also direct a regulated firm to withdraw or amend an advertisement. The implementation and use of the CYSEC’s new powers and more interventionist approach could place an increased demand on our management, compliance and information technology resources in the mid to long term and could divert resources from the normal operation of our business or the expansion of that business. This could have a material adverse effect on our future operations and consequently on our business, financial condition and operating results.

Any non-compliance with applicable laws or regulations in any jurisdiction could have a significant impact on the way in which we conduct our business. Any non-compliance with applicable laws or regulations could subject our employees, officers and directors to criminal penalties, civil lawsuits, warning notices, fines (which may be excessive) and/or other sanctions from regulators or authorities.

Operating via the internet in different jurisdictions exposes us to a number of risks which may have a significant adverse effect on our business and operations.

We currently have operations in various jurisdictions outside the EEA, in which we allow our customers to execute transactions over the internet. The regulatory and legal framework in these jurisdictions is complex and varies significantly. We decide to operate in such jurisdictions based on our view of: (a) the local legal and regulatory regime in the relevant jurisdiction (in relation to which local advice has been sought by us in most (but not all) cases); and (b) our estimation of the legal, regulatory and commercial risk in the relevant jurisdiction (including the likelihood of enforcement action being taken against us and/or our directors).

We have grown rapidly and as part of this growth have, in the past, commenced trading in a limited number of jurisdictions where operations have been found to constitute, or are likely to constitute, an offence and the penalties (whether civil, criminal, regulatory or other) against us or our directors are unknown. We have taken measures to mitigate these risks. We have adopted a policy which will take effect, following the effective date of this Registration Statement on Form 10, requiring certain action to be taken to reduce risk in any jurisdiction in which we plan to begin operations following the effective date of this Registration Statement on Form 10. Such policy also requires a higher standard of due diligence than has previously been undertaken to be conducted before operations are commenced in any new jurisdiction following the effective date of this Registration Statement on Form 10.

In some jurisdictions, it is not necessarily certain whether laws or regulations are applicable to the relationship we have with customers in those jurisdictions or, if they are applicable, the effect of those laws or regulations may itself be unclear. It is also possible that changes to the law (or interpretations thereof) or to our business may have occurred since the legal or regulatory position in relation to any particular jurisdiction was reviewed by us.

In the past, we have not operated, or may not have operated, and there is a risk that going forward we may not operate, in compliance with the laws (whether civil, criminal, regulatory or other) of some of those jurisdictions from which it is possible to access our products. We have taken measures to mitigate these risks. The governments of certain of those jurisdictions may attempt to regulate our products or services or take enforcement action, such as bringing prosecutions against us or our directors, for violations of relevant laws and regulations. Such circumstances could also result in or contribute to the CYSEC imposing a sanction on us including withdrawal of our regulatory authorization. Any such action could make it difficult for us to operate our international business in its current or anticipated form. In addition, we or our directors could become liable to administrative, criminal, financial or other penalties in certain jurisdictions in relation to past or future conduct, or could be unable to enforce claims against customers who are nationals or residents of those jurisdictions and/or such customers may be able to claim compensation from us for their losses.

Financial promotions regimes and other regulations may impact our ability to advertise.

We are reliant on online marketing channels to advertise our business and increase our customer base. However, in certain jurisdictions, the promotion of investment activities is regulated, which restricts the manner in which we may advertise in that jurisdiction.

While we have in place certain policies designed to ensure that all promotional materials are subject to review and approval before being released, such policies are subject to, and have in the past been affected by, human error and technological failure. Further, restrictions or requirements imposed by third party providers of online marketing services (such as word counts), or malfunctions or “bugs” in the software or systems of such third parties, may result in the future in certain financial promotions to be released by us not being in compliance with laws and regulations.

Any non-compliance with the laws or regulatory requirements could subject our employees, directors and officers to disciplinary action, criminal penalties, civil lawsuits and/or fines. Further, there is a heightened risk of the CYSEC imposing a sanction on WGM as a result of repeated instances of non-compliance with the financial promotions regime. Any such action could have an adverse effect on our reputation, business, financial condition and operating results.

No assurance can be given that new laws, rules or regulations will not be enacted, or existing requirements applied, in a manner which would restrict or curtail our current advertising activities (including our use of third party affiliates for advertising). Any restriction on our ability to advertise in a particular jurisdiction or jurisdictions could have a material adverse effect on our business, financial condition and operating results.

Laws, regulations or rules in the United Kingdom or other jurisdictions where we operate could result in customer agreements being deemed unenforceable as against the customer.

Our retail users are classified as “consumers” under the Unfair Contract Terms Act 1977 and Unfair Terms in Consumer Contracts Regulations (“UTCCR”). We are required to comply with Cyprus consumer protection laws such as the Unfair Contract Terms Act 1977 and UTCCR, breach of which could result in us being subject to regulatory sanctions, receiving customer complaints and claims for losses, and not being able to enforce contracts against our customers. Similar consumer protection laws in other jurisdictions could have the same result. Any such events would damage our reputation and impact our business, financial condition and operating results. Further, the contract in place between us and a customer may be deemed void or unenforceable in certain jurisdictions if construed as a contract for gambling or betting or otherwise contrary to public policy. Although we have not faced a claim of this kind to date, there is a risk that customers who have executed a trade on the Trading Platform could later demand to recover any funds they have lost as a result of such trade. If such claims were successful, this could have an adverse effect on our business, financial condition and operating results.

The terms of current and proposed European Union Directives could restrict WGM and thus our business and implementation of those Directives could place a significant demand on our resources.

WGM must comply with the pan-European regime established by the MiFID 2004/39/EC, which became effective on November 1, 2007, and regulates the provision of investment services and activities throughout the EEA.

CYSEC sets out detailed requirements governing the organization and conduct of business of investment firms and regulated markets. It also includes best execution obligations, appropriateness tests, client categorization procedures, pre- and post-trade transparency requirements for equity markets and extensive transaction reporting requirements. Cyprus has adopted those MiFID requirements into national legislation and the CYSEC Rules, as have those other EEA jurisdictions in which we have a presence. The withdrawal or removal of any country from the EEA would remove that country from the operation of MiFID, which could adversely affect our ability to offer our Trading Platform to customers in that jurisdiction.

In the aftermath of the financial crisis, the European Commission set out a detailed plan for European Union financial services regulatory reform, outlining a number of initiatives to be reflected in new or updated directives, regulations and recommendations. If and when implemented, these will have direct and indirect effects on our operations in the EEA. In particular, a review of MiFID by the European Commission has led to the publication of a draft amended Directive and a draft new Markets in Financial Instruments Regulation and Markets in Financial Instruments Directive (known as “MiFID 2”). The proposals, if implemented, could have wide ranging and significant implications for WGM. The implementation of the proposals is not expected until 2015 and at this stage it is not possible to evaluate clearly their impact on WGM. It is expected, however, that the proposals are likely to increase our  compliance burden and regulatory risks.

European Market Infrastructure Regulation (“EMIR”) became effective on August 15, 2012. Under EMIR, WGM has an obligation to report its derivatives trades to a trade repository. This obligation is a mandatory requirement by CYSEC where its implementation needs to be done with no delays; CYSEC can proceed with fines if any of the investment firms have not implemented it. EMIR became a requirement on January 1, 2014, and it is likely to result in higher compliance costs for WGM.

The European Commission has also published proposals to replace the Directive of the European Parliament on insider dealing and market manipulation (2003/6/EC) with a regulation on insider dealing and market manipulation with an accompanying Directive on criminal sanctions. There are also ongoing plans to reform the framework to which regulated firms are subject, including in relation to regulatory capital and the protection of client assets, which will have a direct effect on our EEA operations.

The implementation of any such changes could place a significant demand on our management, compliance and information technology resources and could divert them from the normal operation of our business or the expansion of our business. Further, once implemented, such changes could have a material adverse effect on our future operations and consequently on our business, financial condition and operating results.

The activities of our affiliates under the “OPTION AFFILIATES” program could give rise to legal and regulatory risks.

Revenue generated from the “OPTION AFFILIATES” program accounted for approximately 23% during the first six months of 2014 and for approximately 53% and 14% of our total revenue during the years ended December 31, 2013 and 2012, respectively, and we consider that it is an integral component of our marketing strategy. As part of the affiliate registration process, we carry out anti-money laundering checks on potential affiliates but do not otherwise vet or restrict prospective affiliates from joining the program. Further, once an affiliate has signed up to the program, we have no automated mechanism through which we can monitor or control our affiliates’ activities but instead carry out manual checks. These factors could expose us to risks associated with the activities of affiliates who advertise our brand (including in connection with bribery and corruption). Should an affiliate use our brand name in a manner which is unauthorized by us, this could give rise to reputational and legal risks, which in turn could have a material adverse effect on our reputation, business, financial condition and operating results.  In the event that such activity becomes known to us, such affiliate is immediately removed from our programs.

We must comply with data protection and privacy laws.

Our operations are subject to a number of laws relating to data privacy. The requirements of these laws may affect our ability to collect and use personal data and also to plant and use cookies in a way that is of commercial use to us, if we do not ensure our adherence to appropriate compliance procedures. Breach of data privacy legislation could result in us being subjected to claims from our customers that we have infringed their privacy rights, and we could face administrative proceedings (including criminal proceedings) initiated against us by the data protection regulator of the relevant jurisdiction in which we operate. In addition, any inquiries made, or proceedings initiated by, individuals or any of such regulators may lead to negative publicity and potential liability for us, which could materially adversely affect our business.

Risks Related to Our Business Operations

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

We rely on information technology networks and systems, including the internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions, records, and customers’ personal identifying information. We purchase some of our information technology from vendors, on whom our systems depend. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential customer information, such as individually identifiable information, including information relating to financial accounts. Although we have taken steps to protect the security of our information systems and the data maintained in those systems, it is possible that our safety and security measures will not be able to prevent the systems’ improper functioning or damage, or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations.

Cyber-attacks against us or security breakdowns of us may adversely impact us.

We are susceptible to cyber security risks that include, among other things, theft, unauthorized monitoring, release, misuse, loss, destruction or corruption of confidential and highly restricted data; denial of service attacks; unauthorized access to relevant systems, compromises to networks or devices that we use to service our operations; or operational disruption or failures in the physical infrastructure or operating systems that support us. Cyber-attacks against us or security breakdowns of us may adversely impact us, potentially resulting in, among other things, financial losses; our inability to transact business; violations of applicable privacy and other laws; regulatory fines, penalties, reputational damage, reimbursement or other compensation costs; and/or additional compliance costs. We may incur additional costs for cyber security risk management and remediation purposes. While we have established risk management systems designed to reduce the risks associated with cyber security, there can be no assurance that we will not suffer losses relating to cyber-attacks or other information security breaches in the future.

Our inability to protect our proprietary intellectual property could adversely affect our business.

Our proprietary intellectual property is key to our business. Our success depends on our ability to maintain protection of our intellectual property rights and to operate without infringing the proprietary rights of third parties. We may be unable to successfully protect our intellectual property rights.

We have not filed any patent or other applications or registrations covering our software.  Therefore, we seek to protect the proprietary software developed by our employees (in the course of their employment with our Company) by including relevant provisions in their employment contracts. However, we cannot guarantee that our employees will not claim intellectual property rights in the works that such employees create.

There is also a risk that third parties may independently design and exploit software similar to the software developed by us without infringing our intellectual property rights, but with a material adverse effect on our business and profitability, or that our competitors as well as other companies and individuals may obtain and may have obtained intellectual property rights related to technologies for trading the types of products and providing the type of services  we offer or plan to offer and that our intellectual property rights will not have priority over such third parties’ rights. If it were to be found, by a court or otherwise, that an employee or other third party is the rightful owner of intellectual property used by us or that one or more of our products or services infringe intellectual property rights held by others, we may be required to stop developing or marketing relevant products or services, stop using the relevant intellectual property, obtain licenses to use the relevant intellectual property or develop or market the products or services, pay royalties and/or damages to the employee or other third party holding the relevant intellectual property rights, and/or redesign the relevant products or services in such a way as to avoid infringement, any of which may have a material adverse effect on our business, financial condition and operating results. Any claim against us in relation to ownership or infringement of intellectual property, even if it lacks merit, could result in expensive and/or time-consuming litigation and/or negotiations.

A reduction in the availability of credit cards as a payment alternative for our customers could damage our business.

We currently accept credit and debit card payments from customers. It is possible that in future, major card issuing institutions may restrict the use of credit and debit cards in respect of online trading of binary options and this may result in a reduction in the availability of credit cards as a payment alternative for our customers, which could have a material adverse effect on our business and operating results.

Furthermore, payments by credit card expose our business to the risk of cancelled credit card transactions, which in the aggregate again could have a material adverse effect on our reputation, business, financial condition and operating results.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

Financial risk limitation policies, procedures and practices may not be effective and may leave us exposed to certain risks.

The design and implementation of our policies, procedures and practices used to identify, monitor and control a variety of risks may fail to be effective. Our financial risk limitation methods rely on a combination of internally developed technical controls, industry standard practices, observation of historical market behavior and human supervision. These methods may not adequately prevent future losses, particularly to the extent they relate to extreme market movements, which may be significantly greater than the historical measures indicate. The design and implementation of our financial risk limitation procedures and practices have in the past been, and going forward will be, subject to human error, technological failure and fraud. There can be no assurance that we will set financial risk limitation parameters accurately, that our testing and quality control practices will be effective in preventing technical software or hardware failure or that our employees will accurately and appropriately apply our financial risk limitation procedures. Any failures in this regard could have a material adverse effect on our reputation, business, financial condition and operating results.

We are also exposed to potential losses due to fraud and other misconduct by customers. For example, customers or people impersonating customers may engage in fraudulent activities, including improper use of legitimate customer accounts and the use of a false identity to open an account (as has occurred in the past). Such activities may be difficult to prevent or detect and the provisions of our customer agreements and other contractual arrangements that are intended to protect us against such risks and losses may fail to be effective. We may not be able to recover the losses caused by such activities or events and any such losses could have a material adverse effect on our business, financial condition and operating results.

We are exposed to fluctuations in currency exchange rates.

Our functional currency is U.S. Dollar. We generate our revenues in a variety of currencies, including the EURO, Sterling, Ruble, Swedish Krona, Brazilian Real and Chinese Yuan. As a result, some of our financial assets are denominated in these currencies and fluctuations in these currencies could adversely affect our financial results. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any currency hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if, for any reason, exchange or price controls or other restrictions on the conversion of one currency into another currency were imposed, our business could be adversely affected. Although exposure to currency fluctuations to date has not had a material adverse effect on our business, there can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales and, consequently our business, operating results and financial condition.

We may not be able to compete successfully against current and future competitors.

The binary options industry is new, rapidly evolving and will likely become intensely competitive. Currently, we compete with a small number of operators, some of which have similar product offerings. Some of our competitors may have greater financial, marketing and other resources than us which may enable them to better compete with us.

Our competitors may be able to offer more favorable terms and may also adopt more aggressive pricing or promotional policies than us, which may hinder our ability to quickly penetrate the market and grow our business.

We are dependent for our revenue and profits on trading volume from binary options. If the market for binary options does not grow in accordance with our expectation, the future growth and expansion of us may not be successful. For example, should a change of law or regulation in any of the jurisdictions in which we operate mean that restrictions of a material nature are imposed in respect of trading in binary options (in the same way as, for example, gambling contracts are restricted or prohibited in certain jurisdictions) this could significantly reduce the market for binary options in the relevant countries. Any such decline in the market for binary options which is significant would have a material adverse effect on our business, financial condition and operating results.

If we are not able to manage growth of our business, our financial condition and results of operations will be negatively affected.

We believe that rapid growth and expansion could cause significant strains on our managerial, operational, financial and other resources. Any failure to manage the anticipated growth and expansion of our business could have a material adverse effect on our financial condition.

Political and economic events may harm our operations.

Ongoing financial instability has had, and may continue to, have a material adverse effect on the world economy, consumers and financial market participants. These or similar events have in the past increased or prolonged, and may in the future increase or prolong, negative economic conditions which could have a material adverse effect on our business, financial condition and operating results.

We generate the majority of our revenue from customers in the EEA, which in aggregate accounted for 64.8% and 21.6% of our revenue for the years ended December 31, 2013 and 2012, respectively. The occurrence of any negative political or economic events within the EEA could result in significant revenue shortfalls which could cause our business to be harmed. Such events could include the collapse of the euro as a currency, the break-up of the Eurozone or the withdrawal or removal of an existing member state from the EEA.

We depend on our senior management team, and if we are unable to retain our current personnel and hire additional personnel, our ability to implement our growth strategy and compete in our industry could be harmed.

Our future growth and success depends, in part, upon the leadership and performance of our CEO, Mr. Shimon Citron, who has significant experience in the online marketing and would be difficult to replace. We are highly dependent on the continued services of the CEO. The agreements in place with certain members of our management team (including the agreements with, or in respect of the services provided by, the CEO) allow the relevant individual to resign from our Company upon between 30 to 90 days' notice. The loss of any members of the senior management team or other key employees, the inability to recruit sufficient, qualified personnel, or the inability to replace departing employees in a timely manner could have a material adverse effect on our ability to run our business and, accordingly, on our financial condition and operating results.

In order to compete effectively, we must keep up with rapid technological changes and changes in our customers’ requirements and preferences.

The online trading industry is characterized by rapid technological changes and evolving industry standards. Customers constantly demand more sophisticated products and services and customer preferences change rapidly. To remain competitive, we must continue to innovate, further enhancing and improving the responsiveness, functionality, accessibility and other features of our Trading Platform. Our success depends on our ability to anticipate and respond to technological changes and customer preferences in a timely and cost-effective manner. We believe that we are well placed to respond to these challenges bearing in mind that key technologies are developed in-house allowing us to respond to changes in customer preferences quickly and efficiently. However, there can be no assurance that we will be able to effectively anticipate and respond to technological changes and customer preferences in the future.

Failure to do so could have a material adverse effect on our business and operating results.

We are partially dependent on third parties, including infrastructure suppliers, data providers and data sources, and online marketing service providers.

Our business depends on the capacity and reliability of our network infrastructure, to a certain extent provided by third party suppliers such as telecommunications operators that transmit our traffic over local and wide area networks and the internet. If any of these suppliers were unable to fulfill the terms of their contracts for any reason or if they terminated their contracts with us and we could not replace them with alternative suppliers in a timely fashion and on favorable commercial terms, it could impair the quality of, or make it impossible for us to deliver, our own products and services. Any such event could have a material adverse effect on our business, financial condition and operating results.

In addition, we are dependent upon third party data providers and, in some cases, underlying data sources such as stock and commodities exchanges, to supply real-time market prices and other information necessary for the operation of our business in consideration for license fees paid to them by us. There is no guarantee that any of these providers or underlying data sources will be able to adequately expand these services to meet our needs or to continue to provide these services in an efficient and cost-effective manner going forward. In addition, there is no guarantee that current license fees are any indication of the future fees that may be levied by such providers or underlying data sources, and going forward, there may be material increases in current license fees, an imposition of new license fees, a refusal to grant a license or restrictions may be imposed by these providers of information. Any such occurrences, or any termination of a contract by a third party data provider or data source, could have a material adverse effect on our business, financial condition and operating results (and certain third party data providers or data sources are able to terminate their arrangements with us on very short notice periods).

We are reliant on third parties to provide online marketing services. Any increase in the cost of online marketing channels, or termination of a contract by one of the few key providers of online marketing services to us (such as Google), including as a result of a breach of contract by us, could adversely affect our ability to achieve our advertising objectives and consequently our business, financial condition and operating results.

We may suffer losses if our reputation is harmed.

Our ability to attract and retain customers and employees may be materially adversely affected to the extent our reputation is damaged. Issues that may give rise to reputational risk include, but are not limited to, failure to deal appropriately with legal and regulatory requirements in any jurisdiction (including as may result in the issuance of a warning notice or sanction by a regulator or the commission of an offense (whether civil, criminal, regulatory or other) by us or any of our officers, directors, or employees), money-laundering, bribery and corruption, factually incorrect reporting, staff difficulties, fraud (including on the part of customers), technological delays or malfunctions, the inability to respond to a disaster, privacy, record-keeping, sales and trading practices, and the credit, liquidity and market risks inherent in our business and our activities. For example, we have from time to time received complaints from customers who are dissatisfied with certain our aspects. If we fail, or appear to fail, to deal with or settle any such complaints effectively or deal with other issues that may give rise to reputational risk or if we fail to retain customers for any other reason, it could have a material adverse effect on our reputation, business, financial condition and operating results.

Material customer complaints could result in incurring significant costs by us or requiring us to pay a high level of compensation to the relevant customer, or could affect our reputation, any of which could have a material adverse effect on our business or operations.

The activities of individuals or entities attempting to pass themselves off as associated with us, or otherwise falsely advertising or promoting us, could cause reputational damage to us, which could impact our business, financial condition and operating results.

The terms on which we have contracted with certain customers, affiliates and suppliers may not be standard.

Due to our fast-growing nature, the terms on which we have contracted with customers, affiliates and suppliers have differed over time and therefore the contracts in place with certain customers, affiliates and suppliers are not on standard terms. In some cases, the relevant contract is not clear, may be unfair or onerous on the counterparty, does not limit our liability, allows the counterparty to terminate its arrangement with us on a very short notice period, does not allow us adequate flexibility regarding termination of our arrangement with the counterparty and/or contains an indemnity from us in favor of the counterparty. The terms of these contracts, claims against us under these contracts or the termination of any of these contracts by the relevant counterparty could adversely affect our business, financial condition and operating results.

Risks Related to Our Common Stock

Our officers, directors and affiliated shareholders beneficially own 40.9% of our outstanding common stock, warrants and granted options. Accordingly, it may be more difficult for our outside stockholders to significantly influence matters that are voted upon by our stockholders, including the election of directors.

As of October 20, 2014, our officers, directors and affiliated shareholders beneficially owned 40.9% of our issued and outstanding stock on a fully diluted basis. We do not have cumulative voting in the election of directors. Thus, it may be more difficult for purchasers of our common stock to affect the election of any directors to our Board of Directors (“Board”) and any other matters upon which stockholders may vote in the future.

The limited market for our shares will make our stock price more volatile. Therefore, you may have difficulty selling your shares.

The market for our common stock is limited and we cannot assure you that a larger market will ever be developed or maintained. Currently, our common stock is quoted on the OTC Pink. We expect that our common stock will be quoted on the OTCQB following the effectiveness of this Registration Statement on Form 10. Securities quoted on the OTCQB typically have low trading volumes. Market fluctuations and volatility, as well as general economic, market and political conditions, could reduce our market price. As a result, this may make it difficult or impossible for our stockholders to sell our common stock. In addition, unlike NASDAQ and the various international stock exchanges, there are few corporate governance requirements imposed on OTCQB-quoted companies.

Our common stock is subject to the “penny stock” rules of the SEC, and the trading market in our common stock is limited. This makes transactions in our common stock cumbersome and may reduce the value of your shares.

The SEC has adopted Rule 3a51-1 under the Exchange Act which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 under the Exchange Act requires:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and

•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and

•
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, among other things:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written statement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in its market value.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Risks of Doing Business in Israel

Our principal offices are located in Israel and the unstable military and political conditions of Israel may cause interruption or suspension of business operations without warning.

Our principal offices are located in Israel. As a result, we are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. In addition, Israeli-based companies and companies doing business with Israel have been the subject of an economic boycott by members of the Arab League and certain other predominantly Muslim countries since Israel’s establishment. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.  During July and August 2014 and in November 2012, Israel was engaged in an armed conflict with Hamas, a militia group and political party which controls the Gaza Strip, and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to or be prevented from traveling to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Further, recent political unrest in the Middle East has intensified and may also impact the relationship between Israel and other countries in the area, including Egypt and Syria. In addition, there have been increased tensions with Iran in recent months based upon reports regarding the efforts of Iran to develop a military nuclear capability. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, we cannot predict whether or in what manner these problems will be resolved. Wars and acts of terrorism have resulted in significant damage to the Israeli economy, including reducing the level of foreign and local investment.

Furthermore, certain of our officers and employees may be obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called up for active military duty at any time. All Israeli male citizens who have served in the army are subject to an obligation to perform reserve duty until they are between 40 and 49 years old, depending upon the nature of their military service.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts such as the confidentiality of certain commercial information or a company’s intellectual property. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. In the event that any of our employees chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of our former employees obtained from us, if we cannot demonstrate to the court that a former employee breached a legitimate interest recognized by a court and that we suffered damage thereby.

It could be difficult to enforce a U.S. judgment against our officers, our directors and us.

All of our executive officers and directors are non-residents of the United States, and virtually all of our assets and the assets of these persons are located outside the United States. Therefore, it could be difficult to enforce a judgment obtained in the United States against us or any of these persons.

Item 2.    Financial Information.

Overview

The following discussion and analysis should be read in conjunction with the audited financial statements and notes thereto included elsewhere in this Registration Statement on Form 10. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of our actual operating results in the future. Such discussion represents only the present assessment by our management.

We calculate the Average Revenue per User (ARPU) by dividing the total revenues for the period by the total number of active users. The ARPU for the six month period ended June 30, 2014 and 2013 was $974 and $627, respectively.  The ARPU for the years ended December 31, 2013 and 2012 was $596 and $375, respectively.

We calculate the Average User Acquisition Costs (AUAC) by dividing the total acquisition costs by the total number of active users for any given period. Total acquisition costs for the six month period ended June 30, 2013 and 2012 were $4,649,143 and $378,394, respectively, and are included as part of our Selling and Marketing expenses. The AUAC for the six month period ended June 30, 2014 and 2013 was $570 and $157 respectively. Total acquisition costs for the years ended December 31, 2013 and 2012 were $3,693,212 and $1,383,714, respectively, and are included as part of our Selling and Marketing expenses. The AUAC for the years ended December 31, 2013 and 2012 was $413 and $242, respectively.

We ascertain the Return on Investment (ROI) by dividing the ARPU by AUAC in order to track fluctuations in the ratio. The ROI for the six month period ended June 30, 2014 was 1.71 as compared to an ROI of 1.44 and  1.55 for the years ended December 31, 2013 and 2012, respectively.

Our financial statements are stated in U.S. Dollars (US$) and are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” elsewhere in this Registration Statement on Form 10.

Our Business

We are a company which derives its income from offering online trading of binary options. A small percentage of our income (less than 1%), a remnant of our historical activity, is derived from revenue share in the interactive gaming industry, through a third party.

In the course of our activities, we have sustained operating losses. To date, we have not generated sufficient revenues to achieve an operating income or positive cash flow from operations. As of December 31, 2013, we had a negative working capital of $3.4 million and an accumulated deficit of $25.8 million. There is no assurance that profitable operations will be sustained on a continuing basis.

To date, our binary options business has had approximately 36,000 customers, of which approximately 18,500 are currently active customers. Our binary options’ trading volume for the year ended December 31, 2013 reached approximately $29,200,000, with a profit (difference between customers’ losses and winnings) of $5,324,274.

Customers are defined as all customers that have opened accounts and deposited funds in the past. Currently active customers are defined as customers who performed at least one deposit or one transaction within the past seven months from the reported period.

    Our binary options’ trading volume for the first six months of the year 2014 reached approximately $34,100,000, with a profit (which is the difference between customers’ losses and winnings) of $7,947,988.

We refer in this discussion to the fiscal years ended December 31, 2013 and December 31, 2012, as “2013” and “2012,” respectively.

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically, we have relied on private placement issuances of equity, sales of assets and related party loans.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.  The following are our critical accounting policies:

Accounting for stock-based compensation

We account for stock based compensation to employees in accordance with Financial Accounting Standards Board  ASC Topic 718, “Stock Compensation”. We measure and recognize compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that we make several estimates, including the option’s expected life and the price volatility of the underlying stock.

Revenue recognition

Since March 2010, we generate revenues from our binary options business. The online binary options trading business involves a customer trying to predict the occurrence of a future event that will be settled in a win or lose situation at expiration or the end of the day. There is only a win or lose situation (binary option) and the gain or loss is recognized once every hour, or at the end of each day. Thus, each event commences and ends on the same day. The revenues are principally generated from the margin between winning customers to losing customers. In a winning situation (when either a higher or a lower strike price has been achieved at the expiration of the underlying asset) the binary option entitles a customer a fixed return (usually around 75%) in addition to the transaction amount. In a losing situation (when the customer’s prediction is not fulfilled) the customer loses between 85%-90% of the transaction price. We recognize revenues from the binary options on a net basis.

RESULTS OF OPERATIONS FOR SIX MONTHS ENDED JUNE 30, 2014 COMPARED TO SIX MONTHS ENDED JUNE 30, 2013.

Revenues and Cost of Revenues

During the six months ended June 30, 2014 and June 30, 2013, we mainly generated revenues from our binary options business.

Total revenues for the six months ended June 30, 2014 increased by 422% to $7,952,947 from $1,522,543 for the period of six months ended June 30, 2013. The increase is primarily attributable to the increase of our spending on customer acquisition costs, improved website and effective marketing to improve brand awareness.

Trading volume for the six months ended June 30, 2014 and 2013 was $21.5 million and $7.2 million, respectively. Revenues as a percentage of trading volume for the six months ended June 30, 2014 and 2013 was 37% and 21%, respectively.

Our cost of revenues consists of compensation costs relating to employees who provide customer service to our customers, compensation costs relating to our network support staff, the cost of supporting our server and network infrastructure, and amortization of the software platform acquired on June 2011.

Cost of revenues for the six months ended June 30, 2014 increased by 143% to $457,158 from $188,433 for the six months ended June 30, 2013. This increase is attributable to the cost of operating our binary options business, including employee payroll, clearing fees and additional costs of revenues resulting from the significant growth in our revenues.

             The ARPU for six month period ended June 30, 2014 and 2013 was $974 and $627, respectively.

The AUAC for the six month period ended June 30, 2014 and 2013 was $570 and $157, respectively.

The ROI for the six month period ended June 30, 2014 was 1.71 as compared to an ROI of 1.44 and 1.55 for the years ended December 31, 2013 and  2012, respectively.

Sales and Marketing

Our sales and marketing expenses consist primarily of traffic acquisition costs, which are paid to our affiliates partners, media and advertising companies, as well as compensation and related expenses for marketing personnel.

Total sales and marketing expenses for the six months ended June 30, 2014 and 2014 were $5,397,126 and $3,052,581, respectively. Sales and marketing expenses for the six months ended June 30, 2014 increased by approximately 1,136% to $4,649,143 from $378,394 for the six months ended June 30, 2013. The significant increase in sales and marketing expenses is attributable to the expansion of our business and increased marketing efforts, including expenses relating to employee payroll and payments to media and affiliates. These numbers represent the traffic acquisition costs only.

General and Administrative

Our general and administrative expenses consist primarily of compensation and related expenses for executive, accounting, legal, human resources and administrative personnel, professional fees and other general corporate expenses.

General and administrative expenses for the six months ended June 30, 2014 increased by 102% to $1,747,515 from $864,850 for the six months ended June 30, 2013. The increase is attributable to an increase in stock-based compensation expenses due to options granted to employees and directors in 2014, as well as an increase in legal and other professional fees spent in 2014 in connection with the filing of this Registration Statement on Form 10.

Research and Development

Our research and development expenses consist primarily of compensation and related expenses for our software development personnel, outsourced labor and expenses for testing new versions of our software.

Research and development expenses for the six months ended June 30, 2014 increased by 259% to $420,470 from $117,163 for the six months ended June 30, 2013. The increase is attributed to the expenses incurred in connection with the improvement of our Trading Platform, mainly to the increase in payroll and related expenses of 166% ($258,000 for the six month period ended June 30, 2014 compared to $97,000 for the six month period ended June 30, 2013), as well as to the increase in subcontractors costs during the six month period ended June 30, 2014 of $162,000 compared to $20,000 during the six month period ended June 30, 2013.

Financial expenses

Our financial expenses for the six month period ended June 30, 2014 were $309,435 compared to $126,640 for the six month period ended June 30, 2013. The increase of 144% in the financial expenses is mainly attributable to the accrued interest and amortization of discount relating to the convertible loans, obtained by us in October 2013 and February 2014.

Liquidity and Capital Resources

As of June 30, 2014, our total current assets were $7,638,247 and our total current liabilities were $8,203,289. On June 30, 2014, we had an accumulated deficit of $27,102,779. We currently finance our operations through revenues from our binary options business, and with funds provided by borrowings and issuance of stock and warrant activities described below during the six months ended June 30, 2014 in the amount of $6,336,525.

Net cash used in operating activities in the amount of $672,413 during the six months ended June 30, 2014 resulted primarily from operating our binary options business, and it was spent primarily on marketing expenses and our employees’ wages.

Net cash provided from the investing activity during the six months ended June 30, 2014 was $1,119,226, mainly due to release of the restricted cash of approximately $1.4 million.

Net cash provided by the financing activities during the six months ended June 30, 2014 in the amount of $6,336,525, resulted primarily from the convertible loans in the net amount of $2.7 million received in February 2014, as well as private placement in May 2014 in the net amount of approximately $3.7 million.

Net Loss Attributable to the Company

Net loss attributable to the Company for the six months ended June 30, 2014 was $1,307,518 compared to a net loss of $910,599 for the six months ended June 30, 2013. Net loss per share from operations for the six months ended June 30, 2014 and 2013 was $0.01. Net loss for the six months ended June 30, 2014 and 2013 was primarily attributable to the operations of our binary options business which required significant marketing and operational expenses, primarily consisting of online advertisement of our online trading of binary options sites, and employee related expenses. Our weighted average number of shares of common stock used in computing basic and diluted net loss per share for the six months ended June 30, 2014 was 87,031,332 as opposed to 79,843,562 for the six months ended June 30, 2013. The increase in our outstanding shares is mainly attributable to our equity issuances in December 2013 and May 2014, as described below.

RESULTS OF OPERATIONS - YEAR ENDED DECEMBER 31, 2013 COMPARED TO YEAR ENDED DECEMBER 31, 2012.

Revenues

Our total revenues for 2013 increased by approximately 148% to $5,340,040 from $2,153,200 in 2012. The increase is mainly attributable to the increase of our spending on customer acquisition costs, improved website and effective marketing to improve brand awareness.

Trading volume for the years ended December 31, 2013 and 2012 was $20.4 million and $14.5 million, respectively. Revenues as a percentage of trading volume for the years ended December 31, 2013 and 2012 was 26% and 15%, respectively.

We are entitled to royalties from a revenue sharing arrangement upon sublicensing of our products to end-users. We recognize royalties from revenue sharing arrangements during the period based on reports obtained from our customers, through the relevant reporting period, on a monthly basis. In 2013 and 2012, revenues from such royalties amounted to $15,766 and $9,281, respectively, and were a marginal portion of total revenues.

The ARPU for the years ended December 31, 2013 and 2012 was $596 and $375, respectively.

Cost of Revenues

Cost of revenues for 2013 increased by approximately 122% to $680,439 from $306,891 in 2012. The increase is attributable to the cost of operating of our binary options business, including employee payroll, and additional costs of sales resulting from the significant growth in the Company’s activity since the acquisition of www.eztrader.com.

Total acquisition costs for the six month period ended June 30, 2013 and 2012 were $4,649,143 and $378,394, respectively, and are included as part of our Selling and Marketing expenses. The AUAC for the six month period ended June 30, 2014 and 2013 was $570 and $157 respectively. Total acquisition costs for the years ended December 31, 2013 and 2012 were $3,693,212 and $1,383,714, respectively, and are included as part of our Selling and Marketing expenses. The AUAC for the years ended December 31, 2013 and 2012 was $413 and $242, respectively.

The ROI for the year ended December 31, 2013 was 1.44 as compared to an ROI of 1.55 for the year ended December 31, 2012.

Sales and marketing

Sales and marketing expenses for 2013 increased by approximately 77% to $5,397,126 from $3,052,581 for 2012. The increase in sales and marketing expenses is attributable to marketing expenses, primarily consisting of online advertisement of our online trading of binary options sites.

General and Administrative

General and administrative expenses for 2013 increased by 50% to $1,930,176 from $1,200,171 for 2012. The increase in general and administrative expenses is primarily attributable to an increase in maintenance expenses as well as an increase in payroll and related expenses resulting from the significant growth in the Company’s activity.

Research and Development

Research and development costs increased by 174% in 2013 to $332,109 from $121,282 in 2012. The increase in our spending on research and development in 2013, as compared to the previous year, resulted from the increase in the payroll and related expenses of 125% ($273,000 in 2013 compared to $121,000 in 2012) as well as the subcontractors’ costs of $59,000 in 2013 compared to zero in 2012 related to the significant growth in our activity.

Financial Income/Expenses

Financial expense in 2013 amounted to $342,216 as compared to financial income in 2012 which amounted to $197,157. The change in financial expense versus income is primarily due to currency fluctuations.

Net Loss and Net Loss Per Share

Net loss attributable to us in 2013 increased to $3,342,026 from a net loss of $2,330,568 for 2012. Net loss per share (basic and diluted) in 2013 increased to $0.04 from a net loss of $0.03 for 2012. The net loss in 2013 and 2012 is primarily attributable to the significant marketing and operational expenses, primarily consisting of online advertisement of our online trading of binary options sites, customer acquisition costs, and other marketing costs to improve our brand awareness.

Our weighted average number of shares of common stock used in computing basic and diluted net loss per share for 2013 was 82,037,502 compared to 74,026,695 shares for 2012.

Liquidity and Capital Resources

As of December 31, 2013, our total current assets were $2,377,631 and our total current liabilities were $5,734,511. At December 31, 2013, we had a negative working capital of $3,356,880 compared with $1,048,178 as of December 31, 2012. As of December 31, 2013, we had an accumulated deficit of $25,795,261. In 2013, we financed our operations with a combination of revenues and equity issuances, as described below.

Cash and cash equivalents as of December 31, 2013 were $175,812, an increase of $112,612 from the $63,200 reported at December 31, 2012. Cash balances increased in 2013 compared to 2012 primarily due to the receipt of proceeds from convertible loans and issuance of equity securities to the shareholders, offset by the costs of operations of our binary options business.

Operating activities used cash of $745,002 in 2013. Cash used by operating activities in 2013 resulted primarily from the increasing cost of operations of our binary options business.

During 2013, we used $1,426,875 in investing activities, compared to $81,734 used in investing activities in 2012. Cash used in investing activities in the year ended December 31, 2013 mainly resulted from the restriction of cash of approximately $1.4 million. The restricted cash in the approximate amount of $1.4 million as of December 31, 2013, was held for financial institutions in Cyprus to fulfill our regulatory obligations with the CYSEC. In March 2014, we fulfilled our obligations and such amount was released. Cash used in investing activities in the year ended December 31, 2012 resulted from the purchase of property and equipment and short and long term deposits.

Financing activities provided cash of $2,284,489 and $650,428 in 2013 and 2012, respectively. Cash provided by financing activities in 2013 resulted primarily from equity issuances which amounted to $829,500, as well as receipt of proceeds from convertible loans in the net amount of $1,418,785. Cash provided by financing activities in 2012 resulted primarily from equity issuances which amounted to $634,000.

On November 8, 2012, we entered into securities purchase agreements with certain investors pursuant to which we sold our shares of our common stock (the “Shares”) and issued warrants (the “Warrants”) to purchase Shares (the “Transaction”). No separate consideration was paid for these Warrants. These Warrants are exercisable at any time until November 8, 2014. The aggregate net proceeds from the sale of the Shares and the issuance of the Warrants amounted to $379,000. Out of such proceeds, an amount of $108,000 was set-off against two outstanding loans, each in the amount of $54,000, provided to us in August 2012 by Mr. Shimon Citron, our CEO and one of our directors, and Mr. Ron Lubash, one of our directors. Following the Transaction, Mr. Citron received 540,000 of the Shares for total consideration of $54,000, and was issued 54,000 of the Warrants. Following the closing of the Transaction, Ricx Investments Ltd., one of our major shareholders (“Ricx”), received 2,500,000 of the Shares for total consideration of $250,000, and was issued 250,000 of the Warrants. At the closing of the Transaction, Mr. Lubash held approximately twelve percent of the outstanding equity interests of Ricx. The total $250,000 consideration paid by Ricx excludes Mr. Lubash’s $54,000 aforementioned set-off amount.

On March 5, 2013, we issued an aggregate of 1,368,920 shares of our common stock in connection with the exercise of 899,387 warrants at the price per share equal to $0.0595, for a total amount of $53,513 to Mr. Shimon Citron. These warrants were issued in connection with the March 2008 convertible debt transaction.

On May 12, 2013, we entered into a finance agreement with Activa Red Green, Ltd., pursuant to which we borrowed an amount of $100,000 with a maturity date on May 11, 2014. This loan bore an annual interest of 20% and was fully repaid in May 2014.

On June 12, 2013, we entered into a securities purchase agreement with Ricx, pursuant to which we sold to Ricx 4,295,220 shares of restricted common stock ("Ricx's Shares") of the Company at a price of $0.10 per share, and issued a warrant to purchase 859,044 shares of common stock (the "New Warrant") of the Company at an exercise price per share of $0.10. No separate consideration was paid for the New Warrant. The New Warrant expires on June 12, 2016. The net proceeds from the sale of Ricx's Shares and the issuance of the New Warrant amounted to $429,522. The transaction closed on June 12, 2013.

On October 29, 2013, we entered into a convertible loan agreement with certain Lenders, according to which, we borrowed from the Lenders a total amount of $1,391,000. This loan matures on October 29, 2014, and bears an annual interest of 10% to be repaid in a lump sum on such maturity date. This loan is convertible into "Conversion Units" which in total include 7,291,534 shares of our common stock, and warrants exercisable into 729,151 shares of our common stock each at a strike price of $0.19078 for a period of 18 months after issuance. The Lenders are entitled to require that this loan be repaid by delivering a 21 days prior written notice to the Company. In such case the Company is obligated to repay the principal of this loan and the interest accrued until such date.

On December 10, 2013, we entered into a securities purchase agreement with certain investors, pursuant to which we issued 1,920,631 shares of our common stock for a total consideration in the amount of $366,418, and a warrant to purchase 192,063 shares of our common stock at an exercise price per share of $0.19. We have received no additional consideration for such warrant. This warrant expires on December 10, 2015.

In February 2014, we issued convertible loans to new and existing shareholders for a total consideration of $2.8 million. The principal amount of the loans (but not the accrued interest) is convertible at any time before these loans mature into 7,963,542 shares of our common stock at an exercise price of $0.35 per share. The loans bear interest at an annual rate of 10%. The loans and accrued interest mature one year from the date of receipt of the loans, unless converted earlier by the lender. The lender may elect to extend the maturity for an additional year.

In May 2014, we entered into a share purchase agreement with certain investors, pursuant to which we issued 7,880,000 shares of our common stock for a total consideration of $3,940,000, and warrants to purchase 788,000 shares of our common stock at an exercise price per share of $0.50. These warrants expire in November 2019. The net proceeds from the sale of shares and issuance of warrants amounted to $3,717,620 and were recorded in equity. The transaction closed on June 6, 2014.

We had a negative working capital of $565,042 on June 30, 2014 compared with a negative working capital of $3,356,880 on December 31, 2013. Cash and cash equivalents on June 30, 2014 were $6,959,150, an increase of $6,783,338 from the $175,812 reported as of December 31, 2013. The increase in cash is primarily attributable to the convertible loans in the amount of $2.8 million received in February 2014, as well as private placement in May 2014 in the amount of approximately $3.9 million.

Outlook

We believe that our future success will depend upon our ability to enhance our binary options business. Although our current anticipated levels of revenues and cash flow are subject to many uncertainties and cannot be assured, we believe that we have sufficient cash to fund our operations for at least the next 12 months.

Off-Balance Sheet Arrangements

As of  October 20, 2014, we had no off balance sheet arrangements that have had or that we expect would be reasonably likely to have a future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Item 3.    Properties.

Currently, we lease premises located at 6 Yehezkel Koifman Street in Tel-Aviv, Israel. This location consists of approximately 850 square meters of office space, and the rent is approximately $11,000 per month. The term of our current lease expires January 31, 2015, with no renewal options. Prior to the expiration of our current lease, we will find a new office space which will be adequate for our needs for operating our business activities.

We also lease premises located at 12 Themistokli Dervi Street in Nicosia, Cyprus. This location consists of approximately 70 square meters of office space, and the rent is approximately $700 per month. The term of our current lease expires on October 31, 2014 with no renewal options.

During October 2014, we relocated our Cyprus offices to 11 Vizantiou Street, Office 401, 2064 Strovolos, Nicosia, Cyprus. This location consists of approximately 110 square meters of office space, and the rent is approximately $1,300 per month. The term of the current lease expires on October 31, 2015 and we have an option to extend the lease for additional two years with an annual increase in rent of 7%.

We believe that our current office space is adequate for our future needs for operating our business activities.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information, to the best of our knowledge, as of October 20, 2014 (unless provided herein otherwise), with respect to holdings of our common stock by (1) each person known by us to be the beneficial owner of more than 5% of the total number of shares of our common stock outstanding as of such date; (2) each of our directors; (3) each of our named executive officers; and (4) all of our directors and our current executive officers as a group. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and address of beneficial owner (1)	Number of shares beneficially owned (2)	Percentage of shares beneficially owned (3)

5% BENEFICIAL OWNERS

HV Markets Limited (4)	18,750,000	12.9%
P.O. Box 3175
Road Town, Tortola
British Virgin Islands

Ricx Investments Ltd. (5)	26,654,264	18.4%
Anemomylos Office Building
8 Michael Karaolis Street
1095 Nicosia
Cyprus

Shimon Citron (6)	8,635,012	6.0%

OTHER DIRECTORS AND EXECUTIVE OFFICERS:

Ron Lubash (7)	3,865,426	2.7%
Gustavo Perrotta (8)	1,150,000	*
Sami Sassoun (9)	66,667	*
All directors and current executive officers as a group (4 persons)(6)(7)(8)(9)	13,717,105	9.6%

* = Less than 1%

(1) Unless otherwise provided, all addresses are c/o EZTrader, Inc. at the address set forth on the cover page of this Registration Statement on Form 10.

(2) Except as otherwise indicated, all shares are beneficially owned and sole investment and voting power is held by the persons named.

(3) Applicable percentages of ownership are based on 94,006,302 shares of our common stock outstanding plus any common stock equivalents and options or warrants held by such holder, which are exercisable as of October 20, 2014.

(4) Includes warrants to purchase 6,250,000 shares of common stock at an exercise price of $0.10 per share. The natural persons with voting or dispositive control over of these securities held by HV Markets Limited are Karen R. Bell, Barbara J. Haldi and Clive Needham. This information is as of February 16, 2012 and is based solely on a Schedule 13D filed by HV with the SEC on February 16, 2012. In accordance with the disclosures set forth in such Schedule 13D, HV reports sole voting and dispositive power over all such shares of common stock.

(5) Includes warrants to purchase 6,250,000 shares of common stock at an exercise price of $0.08 per share and warrants to purchase 250,000 shares of common stock at an exercise price of $0.10 per share. The natural persons with voting or dispositive control over these securities held by Ricx Investments Ltd are Alexej Havlicek,  Doros Kyriacou and  Ron Lubash. This information is as of June 20, 2013 and is based solely on a Schedule 13D/A filed by Ricx with the SEC on June 20, 2013. In accordance with the disclosures set forth in such Schedule 13D/A, Ricx reports sole voting and dispositive power over all such shares of common stock.

(6) Includes options to acquire 1,000,000 shares of common stock at an exercise price of $0.06 per share, warrants to purchase 840,336 shares of common stock at an exercise price of $0.0595 per share and warrants to purchase 54,000 shares of common stock at an exercise price of $0.10 per share. Also includes options to acquire 10,463,000 shares of common stock at an exercise price of $0.10 per share.

(7) Includes options to purchase 3,000,000 shares of common stock at an exercise price of $0.10 per share, as well as  2,665,425 owned directly by Mr. Lubash as part of the shares of common stock owned by Ricx Investments Ltd.

(8) Includes options to purchase 3,000,000 shares of common stock at an exercise price of $0.10 per share.

(9) Includes options to purchase 400,000 shares of common stock at an exercise price of $0.10 per share and 600,000 shares of common stock at an exercise price of $0.35 per share.

Item 5.    Directors and Executive Officers.

As of October 20, 2014, our directors and executive officers, their ages, positions held, and duration of such, were as follows:

NAME	AGE	POSITION	POSITION SINCE

Shimon Citron	59	Director and Chief Executive Officer	2001

Sami Sassoun	47	Director and Chief Financial Officer	2014

Ron Lubash	56	Director	2012

Gustavo Perrotta	48	Director	2012

The principal occupations and business experience of each director and executive officer for at least the past five years is as follows:

Shimon Citron. Mr. Citron founded the Company in 2001 and was our Chief Executive Officer (“CEO”) and a director from our inception until May 8, 2007 when he ceased to be CEO. He resumed his position as CEO on June 1, 2008. Mr. Citron has been the CEO and one of our directors since 2008. From 1999 to 2001, Mr. Citron was the founder and President of Gigi Media Ltd., a private company based in Israel engaged in development of internet search engines. From 1994 to 1999, he managed his own private investments in a number of startup companies in Israel.  We believe Mr. Citron’s qualifications to sit on our Board include his years of experience in the financial markets in Israel and globally, as well as his experience in serving as the CEO of a publicly traded entity.

Sami Sassoun. Mr. Sassoun was appointed as our Chief Financial Officer (“CFO”) on March 1, 2014 and a director on June 11, 2014. Since December 2009 Mr. Sassoun has had a private consulting practice focused on raising debt and equity for private and public companies. Mr. Sassoun has served as the CFO of Brean Murray, an independent investment bank which provides equity research, corporate finance and advisory investment banking, equity institutional sales and trading. Mr. Sassoun began his financial career in 1989 with J.H Cohn, a public accounting firm. Mr. Sassoun holds a B.S Degree in Accounting from Rutgers University and is a Certified Public Accountant. We believe Mr. Sassoun’s qualifications to sit on our Board include his years of experience in public accounting, as well as in the financial markets, including his position as the CFO of Brean Murray.

Ron Lubash. Mr. Lubash became one of our directors on March 29, 2012. Mr. Lubash holds an MBA from the Yale School of Management (1986) and B.Sc. in Civil Engineering from the University of Southern California (1984). Mr. Lubash has been Co-Founder and joint CEO of Markstone Capital Group since 2004. Mr. Lubash has served on the board of directors of Netafim Ltd. since 2011 as well as Psagot Investment House since 2009. We believe Mr. Lubash’s qualifications to sit on our Board include his years of experience in the financial markets, including senior positions in various firms such as The First Boston Corporation, Credit Suisse First Boston, Lehman Brothers and others, in Israel and abroad in the capacity of an investment banker.

Gustavo Perrotta.  Mr. Perrotta became one of our directors on May 16, 2012. Mr. Perrotta is the Founder and has been Managing Partner of Hamilton Ventures LLP (“Hamilton Ventures”) since 2009, a London based merchant banking boutique engaged in private equity and principal investments. Prior to Hamilton Ventures, Mr. Perrotta was a Managing Director in the London office of Credit Suisse’s Investment Banking Division from 1994 to 2008. Mr. Perrotta holds a degree in Economics from the University of Rome “La Sapienza”.  We believe Mr. Perrotta’s qualifications to sit on our Board include his years of investment banking experience in the financial markets, including senior positions at Credit Suisse and audit experience within the Financial Market Division of Arthur Andersen from 1991 and 1993 as a senior auditor.

Family relationships

There are no family relationships among any of our directors and executive officers.

Item 6.    Executive Compensation.

Summary Compensation Table

The following summary compensation table sets forth information concerning compensation during 2013 and 2012 for services in all capacities awarded to, earned by or paid to Mr. Citron, our CEO and one of our directors. No other executive officers who were serving as our executive officers at the end of 2013 received more than $100,000 in total compensation in 2013, and there were no individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of 2013.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)	OPTION AWARDS ($) (1)	NONEQUITY INCENTIVE PLAN COMPENSATION($)	TOTAL ($)

Shimon Citron Chief Executive Officer	2013	244,979	80,000	-	17,342	-	342,321
	2012	200,000	-	-	-	-	200,000

(1)
The dollar value recognized for the stock option award was determined in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC’) Topic 718. For information on the determination of the fair value of each option granted as of the grant date, and of assumptions made with respect to the value of option awards, see in this Registration Statement on Form 10, note 10.D to our Consolidated Financial Statements for the year ended December 31, 2013.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards held by our CEO as of December 31, 2013:

	Option awards					Stock awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)
Shimon Citron	1,000,000	-	0.06	September 15, 2018	-	-	-	-
Shimon Citron	1,863,000	-	0.1	April 3, 2016	-	-	-	-
Shimon Citron	0	3,000,000	0.1	October 24, 2017	-	-	-	-

2004 Global Share Option Plan

2004 Global Share Option Plan (the “Option Plan”) provides for the grant of stock-based awards to employees, officers and directors of, and consultants or advisors to, the Company and any of its present or future parents, subsidiaries or affiliates. The Option Plan has been approved by our Board and shareholders, including its extension until 2024. The Option Plan is included as Exhibit 10.1 to this Registration Statement on Form 10.

Under the Option Plan, we may grant stock options, restricted stock and other stock-based awards. As of December 31, 2013, a total of 12,915,261 shares of our common stock may be issued upon the exercise of options or other awards granted under the Option Plan.

The Option Plan is administered by the Board. Subject to the provisions of the Option Plan, the Board has the authority to select the persons, to whom awards are granted and determine the terms of each award, including the number of shares of our common stock subject to the award. Payment of the exercise price of an award may be made in cash, in a “cashless exercise” through a broker, or if the applicable stock option agreement permits, shares of our common stock or by any other method approved by the Board. Unless we permitted otherwise, awards are not assignable or transferable except by will or the laws of descent and distribution.

Upon the consummation of an acquisition of the business of the Company, by merger or otherwise, the Board shall, as to outstanding awards (on the same basis or on different bases as the Board shall specify), make appropriate provision for the continuation of such awards by the Company or the assumption of such awards by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such awards either (a) the consideration payable with respect to the outstanding shares of our common stock in connection with the acquisition, (b) shares of stock of the surviving or acquiring corporation or (c) such other securities or other consideration as the Board deems appropriate, the fair market value of which (as determined by the Board in its sole discretion) shall not materially differ from the fair market value of the shares of our common stock subject to such awards immediately preceding the acquisition. In addition to or in lieu of the foregoing, with respect to outstanding stock options, the Board may, on the same basis or on different bases as the Board shall specify, upon written notice to the affected optionees, provide that one or more options then outstanding must be exercised, in whole or in part, within a specified number of days of the date of such notice, at the end of which period such options shall terminate, or provide that one or more options then outstanding, in whole or in part, shall be terminated in exchange for a cash payment equal to the excess of the fair market value (as determined by the Board in its sole discretion) for the shares subject to such options over the exercise price thereof.

The Board may at any time provide that any stock options shall become immediately exercisable in full or in part, that any restricted stock awards shall be free of some or all restrictions, or that any other stock-based awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

The Board may, in its sole discretion, amend, modify or terminate any award granted or made under the Option Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant.

Director Compensation

 The following table sets forth information with respect to the compensation of our directors (other than Mr. Citron, who did not receive separate compensation for his service as a director) as of December 31, 2013:

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($) (1)	All other compensation ($)	Total ($)

Gustavo Perrotta	80,000		20,134	-	100,134
Adiv Baruch	-		3,468	-	3,468
Ron Lubash	80,000		35,433	-	115,433

(1)
The dollar value recognized for the stock option award was determined in accordance with FASB ASC Topic 718. For information on the determination of the fair value of each option granted as of the grant date, and of assumptions made with respect to the value of option awards, see Item 2 “Financial Information” beginning on page 16 of this Registration Statement on Form 10 and note 10.D to our Consolidated Financial Statements for the year ended December 31, 2013.

Consulting, Employment Contracts and Termination of Employment and Change-in-Control Arrangements.

On September 23, 2008, we entered into a consulting agreement (the “Citron Consulting Agreement”) with Citron Investments Ltd. (the “Consultant”), an Israeli corporation wholly owned by our director and CEO, Mr. Citron. Pursuant to the Citron Consulting Agreement, we retained the services of the Consultant to provide the services of Mr. Citron as our CEO in a part time capacity.  Pursuant to the Citron Consulting Agreement, we are required to pay the Consultant a monthly fee of $10,000 (the “Monthly Fee”), and will reimburse expenses incurred by the Consultant in connection with one automobile owned and operated by the Consultant not to exceed $1,000 per month and shall include Mr. Citron in our liability insurance program for officers and directors (“Automobile Expenses”). In addition, under the terms of the Citron Consulting Agreement, should our valuation based on the price per share of our shares as quoted on the stock exchange or on an automatic quotation system (such as the OTCQB) in which our shares are listed or quoted, during the term of the Citron Consulting Agreement, exceed $10,000,000 throughout a continuous period of at least 30 consecutive days, then the Consultant shall be entitled to receive from us a special bonus equaling 2% of the average of our valuation in such 30-day period. The Citron Consulting Agreement can be terminated by either party for no reason with a 90-day advance written notice or for a material breach with a 14-day advance written notice if such a breach was not cured during the aforesaid 14-day period.

On December 9, 2010, we and the Consultant amended the Citron Consulting Agreement (the “Amendment”).  The Amendment amended the compensation terms of Mr. Citron as follows: (i) Mr. Citron received from us a special discretionary bonus for the year 2010 in the amount of $84,000. Such bonus was granted for our performance and for performing services for us on a full time capacity during 2010, notwithstanding the fact that the Citron Consulting Agreement provides that Mr. Citron should devote 25 hours per week for the provision of such services. The bonus was paid based on our cash flow; (ii) effective January 1, 2011, the annual fee to Mr. Citron, for providing us services on a full time basis, was set at $200,000; and (iii) Mr. Citron was entitled to receive a recurring annual bonus in the amount of $50,000 subject to meeting our goals as such goals shall be determined by our Board in the annual budget.

On October 31, 2013, we entered into an Addendum to the Citron Consulting Agreement whereby, effective as of January 1, 2013, the Monthly Fee was raised to $20,000 totaling $240,000 per year, and the Automobile Expenses to $1,150 per month. We have also agreed that, commencing on August 1, 2013 and as long as the Agreement will be in effect, the Consultant shall be entitled to receive from the Company, in addition to the other payments under the Agreement, a monthly bonus equal to 1.25% of the Net Deposits (as defined below) that shall be generated during such month. Such amount shall be calculated and payable on a monthly basis together with the Monthly Fee.

The Consultant provides us with the services of Mr. Shimon Citron as our CEO and has supervision and control over, and responsibility for, the strategic direction and general day-to-day leadership and management of the business. As part of the overall compensation package to Shimon Citron,  a portion of the compensation is paid through an employment contract which was set up for personal tax planning and employee benefits and a portion is paid to the Consultant.

The term "Net Deposits" means, with respect to each calendar month, the aggregate deposits that shall be made into the Trading Platform during such month, less all the withdrawals that shall be made from the Trading Platform during such month less transaction fees (such as processing fees and banking fees) and less charge-backs made during such month with respect to funds deposited into the Trading Platform.

In addition, on November 1, 2013 we entered into an employment agreement with Mr. Shimon Citron to continue to serve as our CEO with an annual compensation of $130,000, in addition to the fees payable under the Citron Consulting Agreement as amended.

As of December 31, 2013, we had outstanding management fees and payroll expenses to be paid to Mr. Citron (personally and through his private company), in the aggregate amount of approximately $168,000.

Effective March 1, 2014, we appointed Mr. Sami Sassoun as our Chief Financial Officer. We entered into an employment agreement with Mr. Sassoun on March 1, 2014, pursuant to which Mr. Sassoun is being paid an annual salary of $120,000. In addition, Mr. Sassoun was granted 400,000 options to purchase shares of common stock of our company at the exercise price of $0.10 per share in accordance with the terms of our equity compensation plan.

Other than Messers Citron and Sassoun, neither of our directors has an employment contract or change-in-control arrangement, other than stock and option awards that contain certain change-in-control provisions such as accelerated vesting due to an acquisition. In the event an acquisition that is not a private transaction occurs while the optionee maintains a business relationship with us and the option has not fully vested, the option will become exercisable for 100% of the then number of shares as to which it has not vested and such vesting will occur immediately prior to the closing of the acquisition.

The stock and option awards that would vest for each named executive officer if a change-in-control were to occur are disclosed under our Outstanding Equity Awards at Fiscal Year-End Table. Our stock and option awards contain certain change-in-control provisions. Descriptions of those provisions are set forth below:

Stock Awards Change-in-Control Definition

Change-in-Control shall mean (a) the acquisition in a transaction or series of transactions by any person (such term to include anyone deemed a person under Section 13(d)(3) of the Exchange Act), other than the Company or any of its subsidiaries, or any employee benefit plan or related trust of the Company or any of its subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided a Change-in-Control shall not occur solely as the result of an initial public offering or (b) the sale or other disposition of all or substantially all of the assets of the Company in one transaction or series of related transactions.

Option Awards Change-in-Control Definition

In the event an acquisition that is not a private transaction occurs while the optionee maintains a business relationship with the Company and the option has not fully vested, the option shall become exercisable for 100% of the then number of shares as to which it has not vested, such vesting to occur immediately prior to the closing of the acquisition.  For these purposes, acquisition means the sale of the Company by merger in which the stockholders of the Company in their capacity as such no longer own a majority of the outstanding equity securities of the Company (or its successor); or (ii) any sale of all or substantially all of the assets or capital stock of the Company (other than in a spin-off or similar transaction) or (iii) any other acquisition of the business of the Company, as determined by the Board. A business relationship means service to the Company or its successor in the capacity of an employee, officer, director or consultant, and a private transaction means any acquisition where the consideration received or retained by the holders of the then outstanding capital stock of the Company does not consist of (i) cash or cash equivalent consideration, (ii) securities which are registered under the Securities Act of 1933 (“Securities Act”), or any successor statute or (iii) securities for which the Company or any other issuer thereof has agreed, including pursuant to a demand, to file a registration statement within 90 days of completion of the transaction for resale to the public pursuant to the Securities Act.

Item 7.    Certain Relationships and Related Transactions, and Director Independence.

Certain relationships and related transactions

Since January 1, 2012, we have participated in the following transactions with our directors, executive officers, holders of more than 5% of our voting securities, and affiliates or immediate family members of our directors, executive officers, and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Employment and Consulting Agreements

See Item 5 of this Registration Statement on Form 10 for a description of agreements we have with our named executive officers or related entities.

Financing Activities

See the sections captioned “Liquidity and Capital Resources” under Item 2 of this Registration Statement on Form 10 for a description of certain financing agreements entered into with certain shareholders and directors.

           Director independence

           None of our directors is independent.

Item 8.    Legal Proceedings.

Currently we are not a party to any proceedings.

In the ordinary course of business, we may become a party to lawsuits involving various matters. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Item 9.    Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market information

Until August 2013, our common stock was quoted on the OTCQB under the symbol “WGMI”. On August 26, 2013, we filed a Form 15 with the SEC to voluntarily deregister our common stock and suspend our reporting obligations under the Exchange Act. Currently, our common stock is quoted on the OTC Pink. We expect that our common stock will be traded on the OTC Bulletin Board following the effectiveness of this Registration Statement on Form 10.

The following table sets forth the range of high and low bid quotations for each quarter within the two most recent fiscal years ended December 31, 2012 and December 31, 2013, and the subsequent interim period, ended June 30, 2014. These quotations as reported on the OTCQB market reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

Period	HIGH	LOW
FISCAL YEAR ENDING DECEMBER 31, 2014
First Quarter Ended March 31, 2014	$0.25	$0.03
Second Quarter Ended June 30, 2014	$0.23	$0.13
Third Quarter Ended September 30, 2014	$0.29	$0.12

FISCAL YEAR ENDING DECEMBER 31, 2013
First Quarter Ended March 31, 2013	$0.12	$0.02
Second Quarter Ended June 30, 2013	$0.12	$0.05
Third Quarter Ended September 30, 2013	$0.06	$0.03
Fourth Quarter Ended December 31, 2013	$0.04	$0.02
FISCAL YEAR ENDED DECEMBER 31, 2012
First Quarter Ended March 31, 2012	$0.13	$0.05
Second Quarter Ended June 30, 2012	$0.14	$0.08
Third Quarter Ended September 30, 2012	$0.08	$0.06
Fourth Quarter Ended December 31, 2012	$0.06	$0.02

Holders

As of October 20, 2014, there were approximately 90 holders of record of our common stock. See Item 4 “Security Ownership of Certain Beneficial Owners and Management” for information on the holders of our common stock. Also see Item 11 “Description of Registrant’s Securities to be Registered” for a description of our outstanding and issued capital stock.

Rule 144

In general, pursuant to Rule 144, under the Securities Act, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including certain periods of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our affiliates at any time during the 3 months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year is entitled to sell the shares without restriction.

On the other hand, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which as of October 20, 2014, equaled approximately 940,063 shares of our common stock; or

•
the average weekly trading volume of our common stock, if and when our common stock is traded on the OTC Bulletin Board, during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us for at least 90 days.

Outstanding Common Stock

Under Rule 144, 60,749,047 additional shares of our common stock will qualify for resale under Rule 144 immediately after the effectiveness of this Registration Statement on Form 10.

Options

Rule 701 provides that the shares of common stock acquired upon the exercise of currently outstanding options or other rights granted under our equity plans may be resold by persons, other than affiliates, beginning 90 days after the date of the effectiveness of this Registration Statement on Form 10, restricted only by the manner of sale provisions of Rule 144, and by affiliates in accordance with Rule 144 without compliance with its one-year minimum holding period.

As of October 20, 2014, we had 29,269,667 options outstanding under our equity compensation plan, exercisable into shares of our common stock, at a weighted average exercise price of $0.10 per share. As of October 20, 2014, 12,975,500 options were exercisable into shares of our common stock, and 16,294,167 options were not exercisable.

We intend to file one or more registration statements on Form S-8 under the Securities Act following the effectiveness of this Registration Statement on Form 10 to register all shares of our common stock which have been issued or are issuable upon exercise of outstanding stock options or other rights granted under our Option Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will thereupon be eligible for sale in the public market, subject in certain cases to vesting of such shares.

Warrants

As of October 20, 2014, there were 22,643,107 outstanding warrants for shares of our common stock issuable at a weighted average exercise price of $0.10 per share, of which 21,855,107 are exercisable at such date.

Dividend policy

Historically, we have not declared or paid any cash dividends on our common stock. However, on February 11, 2011, our Board adopted a policy pursuant to which we may pay dividends to our stockholders at a rate of up to 50% of our audited net profits, if any. Dividends will be paid only if lawful under applicable laws and if not in violation of our financing agreements. Though our Board’s policy sets the maximum rate for such dividends, the amount and timing of any dividend declared and paid will remain in the discretion of the Board and will depend upon our results of operations, financial condition and capital requirements, and such other factors deemed relevant by our Board.

We incurred a loss of $2,330,568 and $3,342,026 for the years ended December 31, 2012 and 2013, respectively.

2004 Global Share Option Plan

The Option Plan is described in Item 6 “Executive Compensation” beginning on page 24 of this Registration Statement of Form 10.

The following table provides information as of December 31, 2013, regarding shares of our common stock that may be issued under the Option Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders—2004 Global Share Option Plan	12,915,261	$0.27	12,084,739
Equity compensation plans not approved by security holders	0	0	0
Total	12,915,261	$0.27	12,084,739

Item 10.    Recent Sales of Unregistered Securities.

Convertible Loans and Warrants

On October 29, 2013, we entered into a convertible loan agreement with Lenders, according to which, we borrowed from the Lenders a total amount of $1,391,000. This loan matures on October 29, 2014, and bears an annual interest of 10% to be repaid in a lump sum on such maturity date. This loan is convertible into "Conversion Units" which in total include 7,291,534 shares of our common stock, and warrants exercisable into 729,151 shares of our common stock each at a strike price of $0.19078 for a period of 18 months after issuance.

In February 2014, we issued convertible loans to new and existing shareholders for a total consideration of $2.8 million. The principal amount of the loans (but not the accrued interest) is convertible at any time before these loans mature into 7,963,542 shares of our common stock at an exercise price of $0.35 per share. The loans bear interest at an annual rate of 10%. The loans and accrued interest mature one year from the date of receipt of the loans, unless converted earlier by the lender. The lender may elect to extend the maturity for an additional year.

Both transactions have been made pursuant to an exemption from registration under Regulation S under the Securities Act.

Common Stock and Warrants

On March 5, 2013, we issued an aggregate of 1,368,920 shares of our common stock in connection with the exercise of 899,387 warrants at the price per share equal to $0.0595, for a total amount of $53,513. These warrants were issued in connection with the March 2008 convertible debt transaction with Mr. Shimon Citron, our CEO and a director. The shares were issued pursuant to an exemption from registration under Regulation S under the Securities Act.

On June 12, 2013, we entered into a securities purchase agreement with Ricx, pursuant to which we sold to Ricx 4,295,220 shares of restricted common stock of the Company at a price of $0.10 per share, and issued a warrant to purchase 859,044 shares of common stock of the Company at an exercise price per share of $0.10. No separate consideration was paid for the New Warrant. The New Warrant expires on June 12, 2016. The net proceeds from the sale of Ricx's Shares and the issuance of the New Warrant amounted to $429,522. The transaction closed on June 12, 2013. We have received no additional consideration for such warrant. This warrant expires on June 12, 2016. The sale of Ricx’s Shares and issuance of the New Warrant were made pursuant to an exemption from registration under Regulation S under the Securities Act.

On December 10, 2013, we entered into a securities purchase agreement with certain investors, pursuant to which we issued 1,920,631 shares of our common stock for a total consideration in the amount of $366,418, and a warrant to purchase 192,063 shares of our common stock at an exercise price per share of $0.19. We have received no additional consideration for such warrant. This warrant expires on December 10, 2015. The sale of the shares and issuance of the warrants were made pursuant to an exemption from registration under Regulation S under the Securities Act.

In May 2014, we entered into a share purchase agreement with certain investors, pursuant to which we issued 7,880,000 shares of our common stock for a total consideration of $3,940,000, and warrants to purchase 788,000 shares of our common stock at an exercise price per share of $0.50. These warrants expire in November, 2019. The net proceeds from the sale of shares and issuance of warrants amounted to $3,717,620 and were recorded in equity. The transaction closed on June 6, 2014. All of these investors were accredited investors, and such transactions were exempt from registration under the Securities Act under Section 4(a)(2) and/or Regulation S thereunder.

No underwriters were involved in the foregoing sales of securities. All purchasers of shares of our convertible loans and warrants described above represented to us in connection with their purchase that they were accredited investors and made customary investment representations.

Item 11.    Description of Registrant’s Securities to be Registered.

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation, as amended (“Articles of Incorporation”), and bylaws filed as exhibits to this Registration Statement on Form 10 and to Nevada Revised Statutes.

On July 14, 2014, we amended our articles of incorporation to increase the amount of our authorized capital stock to 300 million shares of common stock, par value $0.001 per share.

As of October 20, 2014, we had issued and outstanding 94,006,302 shares of common stock. All outstanding shares of our common stock are validly issued, fully paid and no assessable.

Common Stock

Voting Rights. The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights.

Dividends. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors.

Liquidation. In the event of our liquidation or dissolution, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities.

Rights and Preferences. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Convertible Debentures

As of October 20, 2014, there were 7,291,534 shares of our common stock issuable upon conversion of our outstanding convertible loans at a conversion price of $0.19 per share and 7,963,542 shares of our common stock issuable upon conversion of our outstanding convertible loans at a conversion price of $0.35 per share.

Options

As of October 20, 2014, we had 29,269,667 options outstanding under our equity compensation plan, exercisable into shares of our common stock, at a weighted average exercise price of $0.10 per share. As of August 31, 2014, 12,975,500 options were exercisable into shares of our common stock, and 16,294,167 options were not exercisable.

Warrants

As of October 20, 2014, there were 22,643,107 outstanding warrants for shares of our common stock issuable at a weighted average exercise price of $0.10 per share, of which 21,855,107 are exercisable at such date.

Registration Rights

We are not a party to any registration rights agreements.

Item 12.    Indemnification of Directors and Officers.

The Nevada Revised Statutes and our bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to our bylaws filed as Exhibit 3.2 hereto.

Our current directors and officers insurance policy expires on February 7, 2015. We have an insurance policy that covers our directors and officers for all losses arising out of all claims made against any director or officer up to a combined loss of $3,000,000.

Our bylaws limit the liability of directors to the maximum extent permitted by Nevada Revised Statutes. Nevada Revised Statutes provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for acts of omissions that are not in good faith or that involve intentional misconduct or a knowing violation of law.

The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

Our bylaws provide that we will indemnify our directors and officers, and may indemnify other employees and agents, to the maximum extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of actions taken in his capacity as an officer, director, employee or agent, regardless of whether the bylaws would permit indemnification.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the Articles of Incorporation or bylaws or the indemnification agreements we have entered into with our directors and officers, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Our bylaws provide that we must indemnify our directors and officers and that we must advance expenses, including attorneys' fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our bylaws provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Nevada Revised Statutes prohibit the elimination or limitation of liability of directors for breaches of fiduciary duty.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Our stockholders may lose some or all of their investment in our common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Item 13.    Financial Statements and Supplementary Data.

The financial statements of EZTrader, Inc., for the periods ended June 30, 2014 and for the fiscal years ended December 31, 2013 and 2012, are set forth in Item 15 “Financial Statements and Exhibits” and begin on page F-1 of this Registration Statement of Form 10.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.    Financial Statements and Exhibits.

(a) Financial Statements

The following Financial Statements are filed as part of this Registration Statement on Form 10:

Report of Independent Registered Public Accounting Firm.
Consolidated Balance Sheets for the six month period ended June 30, 2014 (unaudited) and for the years ended December 31, 2013 and 2012.
Consolidated Statements of Operations for the six month period ended June 30, 2014 (unaudited) and for the years ended December 31, 2013 and 2012.
Consolidated Statements of Comprehensive Income for the six month period ended June 30, 2014 (unaudited) and for the years ended December 31, 2013 and 2012.
Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011.
Consolidated Statements of Cash Flows for the six month period ended June 30, 2014 (unaudited) and for the years ended December 31, 2013 and 2012.
Notes to Consolidated Financial Statements for the six month period ended June 30, 2014 (unaudited) and for the years ended December 31, 2013 and 2012.

EZTRADER, INC.
(FORMERLY: WIN GLOBAL MARKETS, INC.)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2014

IN U.S. DOLLARS

UNAUDITED

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED BALANCE SHEETS

U.S. dollars

	June 30, 2014	December 31, 2013
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,959,150	$175,812
Short term deposit	2,909	-
Restricted cash	43,630	1,377,672
Receivable from credit card companies	425,095	705,004
Other accounts receivable	207,463	119,143

Total current assets	7,638,247	2,377,631

NON-CURRENT ASSETS:
Property and equipment, net	327,110	151,550
Intangible assets	-	39,028
Severance pay fund	128,788	79,973

Total non-current assets	455,898	270,551

Total assets	$8,094,145	$2,648,182

The accompanying Notes are an integral part of the condensed consolidated financial statements.

F - 2 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED BALANCE SHEETS

U.S. dollars

	June 30, 2014	December 31, 2013
	Unaudited	Audited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$457	$78,696
Obligation to customers	2,546,111	2,144,201
Convertible loans	4,379,414	1,518,598
Accounts payable	272,979	327,855
Related parties	26,009	435,143
Accrued expenses and other accounts payable	978,319	1,230,018

Total current liabilities	8,203,289	5,734,511

LONG TERM LIABILITIES:

Accrued severance pay	192,364	115,117

Total liabilities	8,395,653	5,849,628

COMMITMENTS AND CONTINGENT LIABILITIES

EQUITY (DEFICIENCY):
Common stock of $ 0.001 par value:
Authorized: 150,000,000 shares at June 30, 2014 and December 31, 2013, respectively; Issued and outstanding: 84,195,671 and 78,531,531 shares at June 30, 2014 and December 31, 2013, respectively	94,997	84,196
Additional paid-in capital	26,706,274	22,163,156
Prepayment on account of shares	-	346,463
Accumulated deficit	(27,102,779)	(25,795,261)

Equity (deficiency)	(301,508)	(3,201,446)

Total liabilities and equity	$8,094,145	$2,648,182

The accompanying Notes are an integral part of the condensed consolidated financial statements.

F - 3 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars

	Six months ended
	June 30, 2014	June 30, 2013
	Unaudited ($)
Revenues:
Revenues from binary options activity	$7,947,988	$1,514,140
Revenues from royalties	4,959	8,403
Total revenues	7,952,947	1,522,543

Operating expenses:

Cost of revenues	457,158	188,433
Selling and marketing	6,325,887	1,136,056
General and administrative	1,747,515	864,850
Research and development	420,470	117,163
Total operating expenses	8,951,030	2,306,502

Operating loss	(998,083)	(783,959)

Financial expenses, net	309,435	126,640

Net loss before taxes on income	(1,307,518)	(910,599)
Taxes on income	-	-
Net loss	$(1,307,518)	$(910,599)

Basic net loss per share	$(0.01)	$(0.01)

Weighted average number of common stock used in computing basic net loss per share	87,031,332	79,843,562

The accompanying Notes are an integral part of the condensed consolidated financial statements.

F - 4 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars

	Six months ended
	June 30, 2014	June 30, 2013
Net income (loss)	$(1,307,518)	$(910,599)
Other comprehensive income, net of tax:	-	-

Total comprehensive income	$(1,307,518)	$(910,599)

The accompanying Notes are an integral part of the consolidated financial statements.

F - 5 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars

	For the six months ended
	June 30, 2014	June 30, 2013
	Unaudited ($)
Cash flows from operating activities:

Net loss	$(1,307,518)	$(910,599)
Adjustments required to reconcile net loss to net cash used in operating activities:
Stock-based compensation	488,835	43,301
Depreciation and amortization	75,375	62,114
Accrued interest and amortization of discount of convertible loans	97,008	-
Decrease (increase) in receivable from credit card companies	279,909	(97,564)
Increase in trade and other accounts receivable	(20,655)	(16,500)
Increase (decrease) in trade payables	(54,876)	213,850
Increase in obligation to customers and other payables	150,210	495,915
Increase in severance pay, net	28,433	-
Increase (decrease) in related parties	(409,134)	15,829

Net cash used in operating activities	(672,413)	(193,654)

Cash flows from investing activities:

Purchase of property and equipment	(211,907)	-
Decrease in restricted cash	1,334,042	-
Short term bank deposit	(2,909)	22,716

Net cash provided by investing activities	1,119,226	22,716

Cash flows from financing activities:

Issuance of shares and warrants	3,718,621	483,036
Repayment of convertible loans	(100,000)	-
Receipt of convertible loans	2,796,143	100,000
Short-term bank credit, net	(78,239)	(37,448)

Net cash provided by financing activities	6,336,525	545,588

Increase in cash and cash equivalents	6,783,338	374,650
Cash and cash equivalents at the beginning of the period	175,812	63,200

Cash and cash equivalents at the end of the period	$6,959,150	$437,850

Supplemental disclosure of cash flows information:

Interest paid	$6,603	$-

The accompanying Notes are an integral part of the condensed consolidated financial statements.

F - 6 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 1: GENERAL:

A.
EZTrader, Inc. (the “Company”) was incorporated under the laws of the State of Nevada on April 23, 2002.  The Company is engaged in offering online trading of binary options. The Company's shares were quoted on the OTCQB in the United States under the symbol "WGMI" from 2010 until August 2013, when the Company terminated its registration under the Securities Exchange Act of 1934, as amended, and as a result the Company’s shares are now quoted on the OTC Pink.

The Company conducts its operations and business with and through its subsidiaries, (a) Win Global Markets Inc (Israel) Ltd., an Israeli company, and (b) WGM Services Ltd., a company registered in Cyprus (“WGM”).

B.	On July 14, 2014 the Company changed its name from Win Global Markets Inc to EZTrader, Inc. (the "Company").

C.
The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations and negative cash flows from operations since inception. For the period ended June 30, 2014, net loss attributable to the Company was $1,307,518 and negative cash flows from operations were $672,413.

As of June 30, 2014, obligation to customers amounted to $2,546,111, while current assets were $7,516,178. Customers may withdraw their deposits upon demand. Despite its negative cash flows, the Company has been able to secure financing to support its operations to date, based on share issuances amounted to $3.9 million (see also note 5) and loans amounted to $2.8 million (see also note 4).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements contain all the adjustments necessary (consisting only of normal recurring accruals) to present the financial position of the Company. Operating results for the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. For further information, reference is made to the consolidated financial statements and footnotes thereto for the year ended December 31, 2013 included in the Company’s Registration Statement on Form 10.

The interim condensed consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

F - 7 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of consolidation

The consolidated financial statements comprise the results and position of the Company and its subsidiaries. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its operating activities. In assessing control, legal and contractual rights are taken into account. The consolidated financial statements of subsidiaries are included in the consolidated financial statements from the date that control is achieved until the date that control ceases. Intercompany transactions and balances are eliminated upon consolidation.

 Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

Recently Issued Accounting Pronouncements:

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205): Property, Plant, and Equipment, and (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this standard change the requirements for reporting discontinued operations in Subtopic 205-20. The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company does not expect a significant impact on the consolidated financial statements upon adoption.

F - 8 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.):

Recently Issued Accounting Pronouncements (Cont.):

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with customers (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five step methodology: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. An entity should apply the amendments in this update using one of the following two methods: (1) retrospectively to each prior reporting period presented (along with some practical expedients); or (2) retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application. The amendments in this update will be effective prospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the impact of the adoption of this update on its consolidated financial statements.

F - 9 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 3 - FAIR VALUE MEASUREMENT:

The accounting guidance establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 – Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs such as quoted prices for similar instruments and quoted prices in markets that are not active, and inputs that are directly observable or can be corroborated by observable market data. The types of assets and liabilities included in Level 2 are typically either comparable to actively traded securities or contracts, such as treasury securities with pricing interpolated from recent trades of similar securities, or priced with models using highly observable inputs, such as commodity options priced using observable forward prices and volatilities.

Level 3 – Significant inputs to pricing that have little or no observability as of the reporting date. The types of assets and liabilities included in Level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value of financial instruments.

Financial assets and liabilities measured at fair value as of June 30, 2014 and December 31, 2013, are summarized below:

	Fair value measurements using input type
	June 30, 2014
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$6,959,150	$-	$-	$6,959,150
Short term deposit	2,909	-	-	2,909

	$6,962,059	$-	$-	$6,962,059

	Fair value measurements using input type
	December 31, 2013
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$175,812	$-	$-	$175,812
Short term deposit	-	-	-	-

	$175,812	$-	$-	$175,812

F - 10 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 4: CONVERTIBLE LOANS:

A.
On May 12, 2013, the Company entered into a Finance Agreement with Activa Red Green (the “Lender”), pursuant to which the Lender loaned to the Company $100,000 with a maturity date of May 11, 2014 (the “Loan”).

The Loan bears annual interest of 20%. In addition, in the event of default and nonpayment the Loan shall bear additional penalty interest of 4% per annum. The Lender is entitled to convert the loan into shares  of common stock of the Company at a conversion price of $ 0.10 per a share and upon such conversion receive with a warrant to purchase 1/10 share of common stock at the a price per share of $0.10.  The loan was fully paid in May, 2014.

The Company determined that the convertible loan does not fall within the scope of ASC 480-10. The embedded conversion feature should not be bifurcated in accordance with ASC 815. In addition, the Company followed ASC 470-20 to determine whether a beneficial conversion feature exists at loan inception and came to the conclusion that a beneficial conversion feature should not be recognized.

B.
On October 29, 2013 (the "Closing Date"), the Company entered into a Convertible Loan agreement, according to which, the lenders will provide a loan in the amount of $1,391,000. The loan bears an annual interest of 10% to be repaid in one lump sum with the loan principal upon the lapse of one year as of the Closing Date. The lenders may convert the loan into shares on each of the dates falling upon: (1) the lapse of six (6) months as of the Closing Date, and (2) the lapse of one (1) year as of the Closing Date.  The loan is convertible into "Conversion Units" which in total include 7,291,534 common shares of the Company, and Warrants exercisable into 729,151 ordinary shares of the Company each at a strike price of $0.19078 for a period of 18 months after issuance. The lenders are entitled to require that the loan shall be repaid upon the lapse of six (6) months as of the Closing Date, by delivering a written notice to the Company at least 21 days prior to such date, and in such case the Company shall repay the loan (principal and interest accrued until such date) on such earlier date.

The Company determined that the convertible loan does not fall within the scope of ASC 480-10: Distinguishing Liabilities from Equity (“ASC 480-10”). The embedded conversion feature and the prepayment clause should not be bifurcated in accordance with ASC 815: Derivatives and Hedging (“ASC 815”). In addition, the Company followed ASC 470-20: Debt (“ASC 470-20”)  to determine whether a beneficial conversion feature exists at loan inception and came to the conclusion that a beneficial conversion feature should not be recognized.

F - 11 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 4: CONVERTIBLE LOANS (CONT.):

The Company recorded issuance costs of approximately $73 thousand, which is amortized using the effective interest rate of the loan over the loan period. As of June 30, 2014, the deferred issuance costs balance of $24 thousand was presented in other accounts receivable.

C.
On February 13 and 27, 2014, the Company entered into a Convertible Loans Agreement (the "February 2014 Convertible Loans Agreement") with some of its shareholders and new investors (the "Lenders"), in order to raise an aggregated amount of $2,800,000, The loans are convertible into total of 7,963,542 ordinary shares of common stock of the Company. The loans amount bears interest at an annual rate of 10%. The Company shall repay the loan amount and the interest, in one lump sum, on the “Final Repayment Day”, which is 12 months after the Closing Date or, if extended by the lenders - 24 months from the Closing Date.

The Company determined that the convertible loan does not fall within the scope of ASC 480-10. The embedded conversion feature and the extension clause should not be bifurcated in accordance with ASC 815. In addition, the Company followed ASC 470-20 to determine whether a beneficial conversion feature exists at loan inception and came to the conclusion that a beneficial conversion feature should not be recognized.

The Company recorded issuance costs of approximately $154 thousand, which is amortized using the effective rate of the loan over the loan period. As of June 30, 2014, the deferred issuance costs balance of $102 thousand was present in other accounts receivable.

NOTE 5: SHARE CAPITAL:

In May 2014, the Company signed a share purchase agreement with new and existing shareholders for the issuance of 7,880,000 common shares for total consideration of $3,940,000. In addition, the Company issued to the shareholders, for no additional consideration, 788,000 warrants exercisable into 788,000 shares of common stock at an exercise price of $0.50 per share, for a period of five years commencing six months after the date of the closing of the agreement.

The net proceeds from the sale of shares and issuance of warrants amounted to $3,717,620 and were recorded in equity. The transaction closed on June 6, 2014.

F - 12 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 5: SHARE CAPITAL (CONT.):

The Company accounted for these warrants as equity instruments based on the guidance of ASC 815, "Derivatives and Hedging", ASC 480-10, "Distinguishing Liabilities from Equity", its related FASB staff positions, ASC 815-40 "Contracts in Entity's Own Stock" and the AICPA Technical Practice Aid for accounting for preferred shares and warrants, including the roadmap for accounting for freestanding financial instruments indexed to, and potentially settled in, a company's own stock.

NOTE 6: STOCK BASED COMPENSATION:

The Company accounts for stock based compensation to employees in accordance with FASB ASC Topic 718, “Stock Compensation”. The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that the Company make several estimates, including the option’s expected life and the price volatility of the underlying stock.

The following table shows the total stock-based compensation charges included in the Consolidated Statements of Operations:

	Six months ended June 30,
	2014	2013
	Unaudited

General and administrative expenses	$488,835	$43,301

F - 13 -

EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 6: STOCK BASED COMPENSATION (CONT.):

A summary of the Company’s share option activity to employees and directors, and related information is as follows:

	Six months ended June 30,
	2014		2013
	Unaudited		Unaudited
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price	of options	price
		$		$

Outstanding at the beginning of the year	12,915,261	0.27	8,705,261	0.44

Granted*	11,820,000	0.10	2,840,000	0.10
Exercised	(10,000)	0.10	-	-
Forfeited	(87,500)	0.10	(1,230,000)	0.10
Expired	(514,761)	0.68	-	-

Outstanding at the end of the six month period	24,123,000	0.18	10,315,261	0.39

Options exercisable at the end of the six month period	9,174,667	0.47	8,199,431	0.46

*The fair value of each option granted in 2014 is $0.10 and is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for all years; expected volatility - 85%; risk-free interest rate - 1.0%; expected life 5 years.

F - 14 -

EZTRADER, INC.
 (FORMERLY: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013
IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
EZTRADER, INC. (FORMERLY: WIN GLOBAL MARKETS, INC.)

We have audited the accompanying consolidated balance sheets of EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.) (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

 We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel

August 31, 2014 except for note 14 for which that date is October 30, 2014
/s/ Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED BALANCE SHEETS
U.S. dollars

	Note	December 31,
		2013	2012

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$175,812	$63,200
Short term deposit		-	22,716
Restricted cash		1,377,672	-
Receivable from credit card companies		705,004	222,543
Other accounts receivable	4	119,143	4,500
Total current assets		2,377,631	312,959

NON-CURRENT ASSETS:
Property and equipment, net	5	151,550	120,610
Intangible assets	6	39,028	132,694
Severance pay fund		79,973	-
Total non-current assets		270,551	253,304

Total assets		$2,648,182	$566,263

The accompanying Notes are an integral part of the consolidated financial statements.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED BALANCE SHEETS
U.S. dollars

	Note	December 31,
		2013	2012

CURRENT LIABILITIES:
Short-term bank credit		$78,696	$42,492
Obligation to customers		2,144,201	546,850
Accounts payables		327,855	127,968
Related parties	14	435,143	194,475
Accrued expenses and other account payables	7	1,230,018	449,352
Convertible loans	8	1,518,598	-
Total current liabilities		5,734,511	1,361,137

LONG TERM LIABILITIES:
Accrued severance pay		115,117	-

Total liabilities		5,849,628	1,361,137

EQUITY (DEFICIENCY)	10
Common stock of $ 0.001 par value:
Authorized: 150,000,000 shares at December 31, 2013 and 2012
Issued and outstanding: 84,195,671 shares at December 31, 2013 and 78,531,531 shares at December 31, 2012.		84,196	78,532
Additional paid-in capital		22,163,156	21,579,829
Prepayment on account of shares	10	346,463	-
Accumulated deficit		(25,795,261)	(22,453,235)
Equity (deficiency)		(3,201,446)	(794,874)

Total liabilities and equity		$2,648,182	$566,263

The accompanying Notes are an integral part of the consolidated financial statements.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars

		Year ended December 31,
	Notes	2013	2012

Revenues:
Revenues from binary options business		$5,324,274	$2,143,919
Revenues from royalties		15,766	9,281

Total revenues		5,340,040	2,153,200

Operating expenses:
Cost of revenues		680,439	306,891
Sales and marketing		5,397,126	3,052,581
General and administrative	12	1,930,176	1,200,171
Research and development		332,109	121,282

Total operating expenses		8,339,850	4,680,925

Operating loss		(2,999,810)	(2,527,725)
Financial income (expense), net	13	(342,216)	197,157
Net loss before taxes on income		(3,342,026)	(2,330,568)
Taxes on income	11	-	-

Net loss		$(3,342,026)	$(2,330,568)

Net loss attributable to the Company		$(3,342,026)	$(2,330,568)

Total basic and diluted net loss per share		$(0.04)	$(0.03)

Weighted average number of common stock used in computing basic and diluted net loss per share		82,037,502	74,026,695

The accompanying Notes are an integral part of the consolidated financial statements.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars

	Year ended December 31,
	2013	2012

Net income (loss)	$(3,342,026)	$(2,330,568)
Other comprehensive income, net of tax	-	-
Total comprehensive income	$(3,342,026)	$(2,330,568)

The accompanying Notes are an integral part of the consolidated financial statements.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
STATEMENTS OF CHANGES IN EQUITY
U.S. dollars

	Common stock	Share capital	Additional paid-in capital	Prepayment on account of shares	Accumulated deficit	Total shareholders’ equity (deficiency)
	Number	Amount

Balance as of December 31, 2011	62,241,531	$62,242	$19,902,820	-	$(20,122,667)	$(157,605)

Stock - based compensation	-	-	64,299	-	-	64,299
Net loss	-	-	-	-	(2,330,568)	(2,330,568)
Issuance of shares and warrants	16,290,000	16,290	1,612,710	-	-	1,629,000
Balance as of December 31, 2012	78,531,531	$78,532	$21,579,829	-	$(22,453,235)	$(794,874)

Prepayment on account of shares, net	-	-	-	346,463	-	346,463
Issuance of shares and warrants	5,664,140	5,664	477,372	-	-	483,036
Stock - based compensation	-	-	105,955	-	-	105,955
Net loss	-	-	-	-	(3,342,026)	(3,342,026)
Balance as of December 31, 2013	84,195,671	$84,196	$22,163,156	$346,463	$(25,795,261)	$(3,201,446)

The accompanying Notes are an integral part of the consolidated financial statements.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars

	Year ended December 31,
	2013	2012
Cash flows from operating activities:
Net loss	$(3,342,026)	$(2,330,568)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	134,645	488,085
Stock-based compensation	105,955	64,299
Accrued interest and amortization of discount of convertible loans	41,418	-
Decrease (increase) in credit cards companies	(482,461)	41,152
Decrease (increase) other account receivables	(56,248)	18,354
Increase in trade payables	199,887	34,694
Increase in obligation to customers and other payables	2,378,017	215,946
Increase in severance pay, net	35,143	-
Increase in related parties	240,668	194,475
Net cash used in operating activities	$(745,002)	$(1,273,563)

Cash flows from investing activities:
Purchase of property and equipment	$(71,919)	$(95,690)
Increase in restricted cash	(1,377,672)	-
Short term bank deposit	22,716	(22,716)
Long term bank deposit	-	36,672
Net cash used in investing activities	$(1,426,875)	$(81,734)

Cash flows from financing activities:
Short-term bank credit, net	$36,204	$16,428
Convertible loans, net	1,418,785	-
Issuance of shares, and warrants	483,037	634,000
Prepayment on account of shares	346,463	-
Net cash provided by financing activities	$2,284,489	$650,428

Increase (Decrease) in cash and cash equivalents	$112,612	$(704,869)
Cash and cash equivalents at the beginning of the year	$63,200	768,069
Cash and cash equivalents at the end of the year	$175,812	$63,200

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$10,400	$-

The accompanying Notes are an integral part of the consolidated financial statements.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 1 - GENERAL:

A.
EZTrader, Inc. (formerly: Win Global Markets, Inc.) ("the Company") was incorporated in April 2002 under the laws of the State of Nevada. The Company is engaged in offering online trading of binary options. The Company's shares were quoted on the OTCQB in the United States under the symbol "WGMI" from 2010 until August 2013, when the Company terminated its registration under the Securities Exchange Act of 1934, as amended, and as a result the Company’s shares are now quoted on the OTC Pink.The Company conducts its operations and business with and through its active wholly-owned subsidiaries, (a) Win Global Markets Inc (Israel) Ltd., an Israeli company, and (b) WGM Services Ltd., a company registered in Cyprus (“WGM”).

B.	On July 14, 2014 the Company changed its name from Win Global Markets Inc to EZTrader, Inc. (the "Company").

C.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations and negative cash flows from operations since inception. For the year ended December 31, 2013, the net loss attributable to the Company was $3,342,026 and the negative cash flows from operations were $745,002.

As of December 31, 2013, obligation to customers amounted to $2,144,201, while current assets were $2,377,631. Customers may withdraw their deposits upon demand.

Despite its negative cash flows, the Company has been able to secure financing to support its operations to date, based on share issuances amounted to$ 3.9 million and loans amounted to $2.8 million subsequent to balance sheet date (see also Note 15).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

A.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

B.	Financial statements in U.S. dollars:

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar (“dollar”). In addition, a substantial portion of the Company’s revenues and costs are incurred in dollars. Thus, the functional and reporting currency of the Company is considered to be the dollar.  The functional currency of all subsidiaries is the U.S. dollar, therefore there is no unrealized gain/loss.

Transactions and balances denominated in U.S. dollars are presented at their original amounts. Monetary accounts maintained in currencies other than the dollar are re-measured into dollars in accordance with Accounting Standards Codification No. 830-10, Foreign Currency Matters. All transaction gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

C.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

E.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year.

F.	Restricted cash:

The restricted cash in the approximate amount of $1.4 million at December 31, 2013, is held for financial institutions in respect of fulfillments of authority obligations in Cyprus. During March 2014, the Company fulfilled its obligations and the amount was released.

G.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

%

Computers and peripheral equipment	33
Electronic devices	15
Leasehold improvements	Over the shorter of lease term or the life of the assets
Office furniture and equipment	6

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

H.	Intangible assets:

Identifiable intangible assets mainly consist of purchased customer database and software platform.

Intangible assets are stated at cost, net of accumulated amortization. Intangible assets are amortized over their useful life using the straight-line method.

I.	Impairment of long lived assets and intangible assets subject to amortization:

Property and equipment and intangible assets subject to amortization are reviewed for impairment in accordance with ASC No. 360, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Intangible assets are recorded at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives.

All other intangible assets are amortized over their estimated useful lives on a straight-line basis.

During 2012 and 2013, no impairment losses were recorded.

J.	Accounting for stock-based compensation:

The Company accounts for stock based compensation to employees in accordance with ASC 718, Stock Compensation. The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Black-Scholes option-pricing model. This option pricing model requires that the Company make several estimates, including the option's expected life and the price volatility of the underlying stock. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting, based on the straight line method over the vesting period, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

J.	Accounting for stock-based compensation (Cont.):

For the years ended December 31, 2013 and 2012, the Company recorded stock based compensation costs in the amount of $105,955 and $64,299, respectively. At December 31, 2013, the Company's total unrecognized stock-based compensation costs amounted to approximately $523 thousand.

K.	Revenue recognition from binary option business:

The Company generates revenues from its binary options business. The online binary options trading business involves a customer trying to predict the occurrence of a future event that will be settled in a win or lose situation at expiration or the end of the day. There is only a win or lose situation (binary option) and the gain or loss is recognized once every hour, or at the end of each day. Thus, each event commences and ends on the same day. The revenues are principally generated from the margin between winning customers to losing customers. In a winning situation (when either a higher or a lower strike price has been achieved at the expiration of the underlying asset) the binary option entitles a customer a fixed return (usually around 75%) in addition to the transaction amount. In a losing situation (when the customer’s prediction is not fulfilled) the customer loses between 85%-90% of the transaction price. In its consolidated statement of operations the Company recognizes revenues from the binary options on a net basis.

L.	Research and development costs:

Research and development costs, including direct and allocated expenses are expensed as incurred.

M.	Severance Pay:

The Company's liability for severance pay is calculated pursuant to Israeli Severance Pay   Law, based on the most recent salary of the relevant employees multiplied by the number of years of employment as of the balance sheet date. These employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for these employees is fully provided for through monthly deposits to the employees' pension and management insurance policies and an accrual. The value of these deposits is recorded as an asset on the Company's consolidated balance sheet.

The carrying value of the deposited funds is based on the cash surrender value and includes profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to the Israeli Severance Pay Law.

Severance expense for the years ended December 31, 2013 and 2012 amounted to $87,267 and $44,436, respectively.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

N.	Comprehensive income:

As the Company has no comprehensive income (loss), there is no difference between net loss and total comprehensive income (loss).

O.	Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740, Income Taxes ("ASC No. 740"). ASC No. 740 prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC No. 740 contains a two-step approach to recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

P.	Financial Instruments:

1.	Concentrations of credit risk:

Financial instruments that have the potential to expose the Company to credit risks are mainly cash and cash equivalents, bank deposit accounts, and trade receivables.

The Company holds cash and cash equivalents, and deposit accounts at large banks in Israel, the United States, and Europe, thereby substantially reducing the risk of loss.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts and generally does not require collateral. An appropriate allowance for doubtful accounts is included in the accounts.

2.	Fair value measurement:

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.):

P.	Financial Instruments (Cont.):

2.	Fair value measurement (Cont.):

The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

Q.	Basic and diluted net income (loss) per share – EPS:

Basic net income per share is computed based on the weighted average number of common shares outstanding during each year. Diluted net income per share is computed based on the weighted average number of shares of common stock outstanding during each year, plus dilutive potential shares of common stock considered outstanding during the year, in accordance with ASC 260, Earnings Per Share.

For each of the years ended December 31, 2012 and 2013, the Company incurred a net loss and therefore no diluted EPS was presented and all common stock equivalents were anti-dilutive.

R.	Reclassifications:

Certain comparative figures have been reclassified to conform to the current year presentation.

S.	Recently Issued Accounting Pronouncements:

In April 2014, the Financial Accounting Standard Board (“FASB”) issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205): Property, Plant, and Equipment, and(Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this standard change the requirements for reporting discontinued operations in Subtopic 205-20. The amendments in this update will be effective prospectively for annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company does not expect a significant impact on the consolidated financial statements upon adoption.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 2 -SIGNIFICANT ACCOUNTING POLICIES (Cont.):

S.	Recently Issued Accounting Pronouncements (Cont.):

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with customers (Topic 606).The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply a five step methodology: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. An entity should apply the amendments in this update using one of the following two methods: (1) retrospectively to each prior reporting period presented (along with some practical expedients); or (2) retrospectively with the cumulative effect of initially applying this update recognized at the date of initial application. The amendments in this update will be effective prospectively for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. The Company is currently evaluating the impact of the adoption of this update on its consolidated financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT:

Items carried at fair value as of December 31, 2013 and 2012 are classified in the table below in one of the three categories described in Note 2.P.2.

	Fair value measurements using input type
	December 31, 2013
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$175,812	$-	$-	$175,812
Short term deposit	-	-	-	-
	$175,812	$-	$-	$175,812

	Fair value measurements using input type
	December 31, 2012
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$63,200	$-	$-	$63,200
Short term deposit	22,716	-	-	22,716
	$85,916	$-	$-	$85,916

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 4 - OTHER ACCOUNTS RECEIVABLE:

	December 31,
	2013	2012

Government authorities	$36,639	$-
Deferred issuance costs	58,395	-
Prepaid expenses and other	24,109	4,500
	$119,143	$4,500

NOTE 5 - PROPERTY AND EQUIPMENT, NET:

	December 31,
	2013	2012
Cost:
Computers and peripheral equipment	$187,631	$150,268
Electronic devices	11,619	7,642
Leasehold improvements	36,576	15,704
Office furniture and equipment	23,635	13,928
	259,461	187,542

Accumulated depreciation:
Computers and peripheral equipment	86,942	58,739
Electronic devices	4,090	2,103
Leasehold improvements	7,443	4,175
Office furniture and equipment	9,436	1,915
	107,911	66,932
Depreciated cost	$151,550	$120,610

Depreciation expenses were $40,979 and $33,585 for the years ended December 31, 2013 and 2012, respectively.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 6: - INTANGIBLE ASSETS:

In May  2011, WGM and Venice Technologies Ltd., an Israeli corporation ("Venice"), entered into a Purchase Agreement (the "Venice Agreement"), pursuant to which WGM agreed to purchase Venice's customer database (including liability to customers) and online trading of binary options software, including the domain name www.eztrader.com, for $625,000 of which  $500,000 was paid in cash at closing in June 2011. With respect to the remainder of the consideration in the amount of $125,000, Venice had the option to either (i) receive the consideration on September 1, 2011, or (ii) receive 1,562,500 shares of the Company's common stock by such date. This option was recorded as a derivative liability in the amount of $64,000 in addition to the liability of $125,000. On September 1, 2011, the option was expired and the Company paid Venice the remaining $125,000.

Upon payment of the $125,000 and expiration of the option, the balance of the derivative liability in the amount of $64,000 was written off to finance income. The total purchase price of $689,000 was evaluated by an independent valuator expert and was attributed to customer database in the amount of $866,000, software platform in the amount of $281,000 and a liability to customers in the amount of $458,000. The software platform is being amortized over a 3 year period and the customer database over 1 year, each of which represents their economic useful life.

The balance of intangible assets as of December 31, 2013 includes the unamortized amount of the software platform which amounted to $39,028.

Amortization expense for the years ended December 31, 2013 and 2012 amounted to $93,666 and $454,500, respectively.

NOTE 7 - ACCRUED EXPENSES AND OTHER ACCOUNT PAYABLES:

	December 31,
	2013	2012

Accrued expenses to suppliers and others	$828,887	$142,000
Employees and wage-related liabilities	401,131	307,352
	$1,230,018	$449,352

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 8 - CONVERTIBLE LOANS:

A.
On May 12, 2013, the Company entered into a Finance Agreement with Activa Red Green (the "Lender"), pursuant to which the Lender loaned to the Company $100,000 with a maturity date of May 11, 2014 (the "Loan").

The Loan bears annual interest of 20%. In addition, in the event of default and nonpayment the Loan shall bear additional penalty interest of 4% per annum. The Lender is entitled to convert the loan into shares  of common stock of the Company at a conversion price of $0.10 per a share and upon such conversion receive with a warrant to purchase 1/10 share of common stock at the a price per share of $0.10.  The loan was fully paid in May, 2014.

The Company determined that the convertible loan does not fall within the scope of ASC 480-10: Distinguishing Liabilities from Equity.. The embedded conversion feature should not be bifurcated in accordance with ASC 815: Derivatives and Hedging. In addition, the Company followed ASC 470-20: Debt, to determine whether a beneficial conversion feature exists at loan inception and came to the conclusion that a beneficial conversion feature should not be recognized.

B.
On October 29, 2013 (the "Closing Date"), the Company entered into a Convertible Loan agreement, according to which, the lenders will provide a loan in the amount of $1,391,000. The loan bears an annual interest of 10% to be repaid in one lump sum with the loan principal upon the lapse of one year as of the Closing Date. The lenders may convert the loan into shares on each of the dates falling upon: (1) the lapse of six (6) months as of the Closing Date, and (2) the lapse of one (1) year as of the Closing Date.  The loan is convertible into "Conversion Units" which in total include 7,291,534 common shares of the Company, and Warrants exercisable into 729,151 ordinary shares of the Company each at a strike price of $0.19078 for a period of 18 months after issuance. The lenders are entitled to require that the loan shall be repaid upon the lapse of six (6) months as of the Closing, by delivering a written notice to the Company at least 21 days prior to such date, and in such case the Company shall repay the loan (principal and interest accrued until such date) on such earlier date.

The Company determined that the convertible loan does not fall within the scope of ASC 480-10. The embedded conversion feature and the prepayment clause should not be bifurcated in accordance with ASC 815. In addition, the Company followed ASC 470-20 to determine whether a beneficial conversion feature exists at loan inception and came to the conclusion that a beneficial conversion feature should not be recognized.

The Company recorded issuance costs of approximately $73 thousand, which is amortized using the effective interest rate of the loan over the loan period. As of December 31, 2013, the deferred issuance costs balance of $58 thousand was presented in other accounts receivable.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES:

Lease commitments:

The Company leases its facilities under a lease agreement in Israel. This location for 2012 consists of approximately 250 square meters of office space and the rent is approximately $3,600 per month. The Company has a new location beginning February 1, 2013 and ending January 31, 2015 of approximately 570 square meter for $7,719 monthly rent. On December 2013, the Company signed an amendment to the existing rent agreement, according to which the Company will rent office space of approximately 850 square meter for a monthly rent of approximately $11,000 per month. Simultaneously, on December 2013, the Company entered into a property management agreement, according to which the Company will pay to a management company a monthly fee to cover the relative part of the building expenses of the facilities rented in the amount equal to costs plus 15%.

Future minimum commitments under non-cancelable operating leases as of December 31, 2013 are as follows:

Rental of
Year ending December 31,	premises

2014	$176,583
2015	15,887
$192,470

Total rent and related expenses for the years ended December 31, 2013 and 2012 were $133,290 and $47,933, respectively.

NOTE 10 - EQUITY:

A.	Shareholders’ rights:

The shares of common stock confer upon the holders the right to elect the directors and to receive notice to participate and vote in the shareholders meetings of the Company, and the right to receive dividends, if and when declared.  A special meeting of shareholders of the Company was held on January 25, 2012. The Company's shareholders approved an amendment to the amended Articles of Incorporation of the Company to increase the number of authorized shares of its common stock from 75,000,000 shares, par value $0.001 per share, to 150,000,000 shares, par value $0.001 per share.

B.
On November 8, 2012, the Company entered into securities purchase agreements with three existing shareholders, including certain of its management,  pursuant to which the Company sold 3,790,000 shares and warrants to purchase an aggregate of 379,000 shares of common stock (the “Warrants”) at exercise prices per share of $0.10.  No separate consideration was paid for the Warrants.  The Warrants are exercisable on or after May 8, 2013 until twenty-four months from the date of issuance thereof.  The aggregate net proceeds from the sale of the shares and issuance of the Warrants amounted to $379,000.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 10 - EQUITY (Cont.):

B.	(Cont.):

On March 5, 2013, the Company issued an aggregate of 1,368,920 shares of common stock in connection with the cashless and cash-based (aggregate cash amount of $53,513) exercises of $500,000 of warrants issued in connection with the Company's March 2008 convertible debt transaction with Mr. Shimon Citron, the Company's CEO and a director.

On June 12, 2013, the Company entered into a securities purchase agreement (the "SPA") with Ricx Investments Ltd. (the "Investor"), pursuant to which the Company issued to the Investor 4,295,220 shares of restricted common stock (the "Investor's Shares") of the Company at a price of $0.10 per share, and issued a warrant to purchase 859,044 shares of common stock (the "Warrant") at an exercise price per share of $0.10. No separate consideration was paid for the Warrant. The Warrant expires on June 12, 2016. The net proceeds from the issuance of the Investor's Shares and the Warrant amounted to $429,522 and were recorded in equity. The transaction closed on June 12, 2013.

On December 10, 2013, the Company entered into a securities purchase agreement (the "December SPA") with three investors (the "Investors"), pursuant to which the Company issued to the Investors 1,920,631 shares of common stock (the "Investor's Shares") at a price of $0.19 per share, and issued a warrant to purchase 192,063 shares of common stock (the "December Warrant") of the Company at an exercise price per share of $0.19. No separate consideration was paid for the December Warrant. The December Warrant expires on December 10, 2015. The net proceeds from the issuance of the Investor's Shares and the Warrant amounted to $366,418 and was recorded in equity  under prepayment on account of shares due to delay in issuing the shares, but the December SPA was approved by the Company’s Board of Directors.  The transaction costs of approximately $20 thousand were recorded as a deduction from prepayment on account of shares.

C.	Warrants to purchase common stock:

The Company accounted for these warrants as equity instruments based on the guidance of ASC 815, "Derivatives and Hedging", ASC 480-10, "Distinguishing Liabilities from Equity", its related FASB staff positions, ASC 815-40 "Contracts in Entity's Own Stock" and the AICPA Technical Practice Aid for accounting for preferred shares and warrants, including the roadmap for accounting for freestanding financial instruments indexed to, and potentially settled in, a company's own stock.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 10 - EQUITY (Cont.):

C.	Warrants to purchase common stock (Cont.):

Significant terms of warrants to purchase common stock are as follows as of December 31, 2013:

Expiration Date	Warrants for common stock	Exercise price per share
		$

October 2015	1,875,000	0.08
December 2015	192,063	0.19
June 2016	3,125,000	0.08
June 2016	859,044	0.10
August 2016	2,925,000	0.08
November 2017	379,000	0.10
February 2018	6,250,000	0.08
June, 2018	6,250,000	0.10
	21,855,107

D.	Stock option plans:

1.
On November 23, 2004, the Company adopted the 2004 Global Share Option Plan (the “2004 Global Share Option Plan”). The 2004 Global Share Option Plan is intended to provide incentives to employees, directors and consultants by providing them with opportunities to purchase shares of the Company’s common stock. Under the terms of the 2004 Global Share Option Plan, it is effective as of November 23, 2004 and terminates at the end of ten years from such date, which has been extended for additional ten years expiring in 2024. The Company initially reserved 5,000,000 authorized but unissued shares of its common stock to be issued under the 2004 Global Share Option Plan.  On May 4, 2006, April 15, 2012 and September 13, 2012, the Company’s Board approved amendments to its 2004 Global Share Option Plan under which the number of shares reserved by the Company for the purpose of the 2004 Global Share Option Plan were increased from 5,000,000 to 8,000,000, 16,000,000 and 20,000,000, respectively.  The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over three years. Any options that are forfeited or not exercised before expiration become available for future grants.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 10 - EQUITY (Cont.):

E.	Stock option plans (Cont.):

2.	A summary of the Company’s share option activity to employees and directors and related information is as follows:

	Year ended December 31,
	2013		2012
		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of options	price	of options	price
		$		$
Outstanding at the beginning of the year	8,705,261	0.44	7,505,261	0.44
Granted	7,610,000	0.10	1,200,000	0.10
Forfeited	(1,572,500)	0.10	-	-
Expired	(1,827,500)	0.51	-	-
Outstanding at the end of the year	12,915,261	0.27	8,705,261	0.44
Options exercisable at the end of the year	7,185,261	0.40	7,830,261	0.47

Weighted-average fair value of options granted during the year	$0.08	$0.10

3.
The Company granted options in 2012 and 2013. The fair value of each option granted is estimated on the date of grant, using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0% for 2013 and 2012; expected volatility: 2013 – 86%, 2012 – 353%; risk-free interest rate 2013 – 0.37%, 2012 – 2.0%; expected life: 2013 – 3.5 years, 2012 – 4 years. There was no intrinsic value for options outstanding during 2013 and 2012 as the market price of the share was lower than the exercise price.

4.
The Company is required to assume a dividend yield as an input in the Black-Scholes option-pricing model. The dividend yield assumption is based on the Company’s historical experience and expectation of future dividend payouts and may be subject to change in the future.

The Company uses historical volatility in accordance with FASB ASC Topic 718, “Stock Compensation”. The computation of volatility uses volatility derived from similar traded companies.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 10 - EQUITY (Cont.):

D.	Stock option plans (Cont.):

4.
(Cont.):

The risk-free interest rate assumption is the implied yield currently available on U.S. Treasury zero coupon bonds, issued with a remaining term equal to the expected life term of the Company’s options.

Pre-vesting forfeiture rates were estimated based on pre-vesting forfeiture experience.

The Company uses the simplified method to compute the expected option term for options granted.

The options outstanding as of December 31, 2013, have been classified by ranges of exercise price, as follows:

	Options outstanding as of	Weighted average remaining	Options exercisable as of
	December 31,	contractual	December 31,
Exercise price	2013	life	2013
$		(years)

0.06	2,100,000	4.71	2,100,000
0.1	7,060,000	4.14	1,330,000
0.11	1,500,000	1.72	1,500,000
0.725	200,000	2.26	200,000
1	192,261	2.04	192,261
1.15	1,863,000	2.58	1,863,000
	12,915,261		7,185,261

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 11 - TAXES ON INCOME:

A.	Loss (income) before taxes on income:

	Year ended December 31,
	2013	2012

Domestic	$1,776,361	$2,612,326
Foreign	1,565,665	(281,758)
	$3,342,026	$2,330,568

B.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries’ deferred tax assets are as follows:

	Year ended December 31,
	2013	2012

Operating loss carry-forwards and temporary differences	$4,566,597	$6,086,518

Deferred tax asset before valuation allowance	4,566,597	6,086,518
Valuation allowance	$(4,566,597)	(6,086,518)
Net deferred tax asset	$-	$-

As of December 31, 2013, the Company and its subsidiaries have provided valuation allowances of $4,566,597 in respect of deferred tax assets resulting from tax loss carry-forwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry-forwards and other temporary differences will not be realized in the foreseeable future. The change in valuation allowance was $1,519,921 in 2013.

C.	Net operating losses carry-forwards:

The Company had accumulated losses for tax purposes as of December 31, 2013, in the amount of approximately $12.7 million which may be carried forward and offset against taxable income, and which expire during the years 2023 through 2026.

D.	Tax rates on Israeli subsidiary:

The Israeli corporate tax rate was in 25% in 2012 and 2013.

On July 30, 2013, the Israeli parliament approved the Bill for the Change of National Priorities (Legislation Amendments for Achieving the Budget Targets for the years 2013 and 2014) (hereinafter: the "Law"). The main change included in the Law with respect to taxation is an increase of corporation tax by 1.5% from 2014 onwards (from 25% to 26.5%).

E.	A reconciliation of the theoretical tax:

The main reconciling items between the statutory tax rate of the Company and the zero effective tax rate are the non-recognition of the benefits from accumulated net operating carry-forward losses among the various subsidiaries due to the uncertainty of the realization of such tax benefits.

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 11: - TAXES ON INCOME (Cont.):

F.	Income taxes on non-U.S. subsidiaries:

Non-U.S. subsidiaries are taxed according to the tax laws in their respective country of residence.

U.S.  income taxes and foreign withholding taxes were not provided for on undistributed earnings of the Company's foreign subsidiaries. The Company intends to reinvest these earnings indefinitely in its foreign subsidiaries. If these earnings were distributed to the U.S. in the form of dividends or otherwise, the Company would be subject to additional U.S.  income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

G.	Uncertain tax position:

The Company has recorded no liability for income taxes associated with unrecognized tax benefits as of December 31, 2013 and 2012.

NOTE 12 - GENERAL AND ADMINISTRATIVE:

	December 31
	2013	2012

Payroll and related expenses	$237,857	$203,158
Legal fees	288,399	108,562
Management fees	498,158	200,000
Professional fees	267,328	342,890
Maintenance	119,107	40,665
Rent	87,267	47,933
Stock-based compensation	105,955	64,298
Depreciation and amortization	45,169	33,585
Car expenses	76,478	58,667
Travel and entertainment	18,739	80,229
Other	185,719	20,184
	$1,930,176	$1,200,171

EZTRADER, INC. (formerly: WIN GLOBAL MARKETS, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars)

NOTE 13 - FINANCIAL INCOME (EXPENSE), NET:

	December 31
	2013	2012

Foreign currency exchange differences	$(118,407)	$254,351
Interest, bank charges and fees, net	(223,809)	(57,194)
	$(342,216)	$197,157

NOTE 14 - RELATED PARTIES:

Transactions	December 31
	2013	2012

Management fees	$498,158	$200,000
	$498,158	$200,000

Balances	December 31
	2013	2012

Short-term loan	$75,460	$64,761
Accrued fees and bonuses	359,683	129,714
	$435,143	$194,475

Related parties transactions for the management fees paid in 2013 are comprised of $240,000 paid to our members of the board, $219,265 paid to Citron Investments Ltd. for services provided and based on the Citron consulting agreement and $38,893 for expense reimbursements. The payment of $200,000 in 2012 was paid to Citron Investments Ltd. under the terms of the Citron consulting agreement.

Balances of Short-term loans were made by one of the Company's shareholders. The loan bears annual interest of 20%. In addition, in the event of default and nonpayment the loan shall bear additional penalty interest of 4% per annum. The lender is entitled to convert the loan into shares of common stock of the Company at a conversion price of $0.10 per share and upon such conversion receive a warrant to purchase 1/10 share of common stock at the a price per share of $0.10. These loans were fully paid in 2013 and 2014.

Accrued fees and bonuses relate to expenses incurred and bonuses earned by Mr. Shimon Citron, the Company’s CEO, and two other board members and were paid within the first quarter of the following year.

NOTE 15 - SUBSEQUENT EVENTS:

A.
In February 2014, the Company issued convertible loans to new and existing shareholders for a total consideration of $2.8 million. The principal amount of the loans (but not the accrued interest) is convertible at any time before maturity into 7,963,542 shares of common stock at an exercise price of $0.35 per share. The loans bear interest at an annual rate of 10%. The loans and accrued interest are repayable at maturity in one year from the date of receipt of the loans, unless converted earlier by the lender.  The lender may elect to extend the maturity for an additional year.

B.
In May 2014, the Company signed a share purchase agreement with new and existing shareholders for the issuance of 7,880,000 common shares for total consideration of $3,940,000. In addition, the Company issued to the shareholders, for no additional consideration, 788,000 warrants exercisable into 788,000 common shares at an exercise price of $0.50 per share, for a period of five years commencing six months after the date of the closing of the agreement.

(b) Exhibits

The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description

3.1***	Composite copy of the Company’s Articles of Incorporation as amended on July 14, 2014.

3.2	Bylaws (incorporated by reference to Exhibit 3.2 to our Form SB-2 (File No. 333-91356) filed with the Securities and Exchange Commission on June 27, 2002).

4.1
Common Stock Purchase Warrant dated March 6, 2008 issued by the Company to Shimon Citron (incorporated by reference to Exhibit 10.4 to our Current Report on Form 8-K (File No. 000-51255) filed with the Securities and Exchange Commission on March 14, 2008).

4.2
Form of Common Stock purchase Warrant dated November 8, 2012 (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2013).

4.3
Form of Common Stock Purchase Warrant dated June 12, 2013, issued by the Company to Ricx Investments Ltd. (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2013).

4.4***	Form of Common Stock Purchase Warrant dated December 10, 2013, issued by the Company to certain Investors

4.5***	Form of Common Stock Purchase Warrant dated May 2014, issued by the Company to certain Investors

10.1	2004 Global Share Option Plan (incorporated by reference to Exhibit 10.1 to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2013).

10.2
Sample Agreement under the Company’s 2004 Global Share Option Plan (incorporated by reference to Exhibit 10.25 to our Annual Report on Form 10K-SB (File No. 000-51255) filed with the Securities and Exchange Commission on April 11, 2006).

10.3
Consulting Agreement, dated September 23, 2008, between the Company and Citron Investments Ltd. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K (File No. 000-51255) filed with the Securities and Exchange Commission on September 25, 2008).

10.4
Addendum dated December 9, 2010, to Consulting Agreement, dated September 23, 2008, between the Company and Citron Investments Ltd. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 13, 2010).

10.5***	Addendum dated November 1, 2013, to Consulting Agreement, dated September 23,2008, between the Company and Citron Investments Ltd.

10.6***	Employment Agreement, dated October 31, 2013, between the Company and Shimon Citron.

10.7
Securities Purchase Agreement, dated June 12, 2013, between Ricx Investments Ltd. and the registrant. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 14, 2013).

10.8***	Finance Agreement dated May 12, 2013, by and among the Company, Win Global Markets (Israel) Ltd. and Activa Red Green Ltd.

10.9***	Form of Convertible Loans Agreement dated October 29, 2013, by and among the Company and certain Company shareholders.

10.10***	Form of Securities Purchase Agreement dated December 10, 2013, by and among the Company and certain Company shareholders.

10.11***	Form of Convertible Loans Agreement dated February 2014, by and among the Company and certain Company shareholders.

10.12***	Form of Share Purchase Agreement dated May and June , 2014, by and among the Company and certain Company shareholders.
10.13*	Schedule of Omitted Documents to the form of Convertible Loans Agreement dated October 29, 2013, by and among the Company and Company’s shareholders.

10.14*	Schedule of Omitted Documents to the form of Securities Purchase Agreement dated December 10, 2013, by and among the Company and Company’s shareholders.

10.15*	Schedule of Omitted Documents to the form of Convertible Loans Agreement dated February 2014, by and among the Company and Company’s shareholders.
10.16*	Schedule of Omitted Documents to the form of Share Purchase Agreement dated May and June , 2014, by and among the Company and Company’s shareholders.

21.1***	List of subsidiaries.

101.1#
The following materials from the Company’s Registration Statement on Form 10 are formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders’ Equity, (iv) the Consolidated Statements of Cash Flows, and (v) related notes to these financial statements, tagged as blocks of text and in detail.

*	Filed herewith.
***	Previously filed.
#	Previously furnished.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

EZTrader, INC.
By:	/s/ Shimon Citron
Name:	Shimon Citron
Title:	Chief Executive Officer

Date: October 30, 2014